                                           Filed Pursuant to Rule 424(b)(1)
                                           Registration Statement No. 333-105755

PROSPECTUS


                                2,500,000 Shares

                           [ASTA FUNDING, INC. LOGO]

                                  Common Stock


   Of the 2,500,000 shares of common stock being sold in this offering, we are selling 2,100,000 shares and the selling stockholders listed on page 43 are selling 400,000 shares. We will not receive any of the proceeds from the sale of our common stock by the selling stockholders.

   Our common stock is listed on The Nasdaq National Market under the symbol "ASFI." The last reported sales price for our common stock on The Nasdaq National Market on June 26, 2003, was $22.50 per share.

   Investing in our common stock involves certain risks. See "Risk Factors" beginning on page 6.

                                                                 Per share       Total
                                                                 ---------    -----------
         Public offering price ...............................    $  20.75    $51,875,000
         Underwriting discount ...............................    $ 1.4525    $ 3,631,250
         Proceeds to us, before expenses .....................    $19.2975    $40,524,750
         Proceeds to the selling stockholders ................    $19.2975    $ 7,719,000

   We have granted the underwriters a 30-day option to purchase up to an aggregate of 375,000 additional shares of our common stock on the same terms and conditions as set forth above solely to cover over-allotments, if any.

   The underwriters are offering the shares of our common stock, on a firm commitment basis, as described in "Underwriting." Delivery of the shares of our common stock will be made on or about July 2, 2003.

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.


                              Joint Lead Managers


RYAN BECK & CO.                                        BREAN MURRAY & CO., INC.


                 The date of this prospectus is June 27, 2003.

                               TABLE OF CONTENTS


                                                                            Page
                                                                            ----
Prospectus Summary ......................................................      1
Risk Factors ............................................................      6
Special Note Regarding Forward-Looking Statements .......................     13
Use of Proceeds .........................................................     14
Price Range of our Common Stock .........................................     14
Dividend Policy .........................................................     15
Capitalization ..........................................................     15
Selected Consolidated Financial Data ....................................     16
Management's Discussion and Analysis of Financial Condition and Results
  of Operations..........................................................     18
Our Business ............................................................     26
Our Management ..........................................................     36
Certain Relationships and Related Party Transactions ....................     42
Principal and Selling Stockholders ......................................     43
Description of Capital Stock ............................................     46
Shares Eligible for Future Sale .........................................     49
Underwriting ............................................................     50
Legal Matters ...........................................................     51
Experts .................................................................     52
Where You Can Find More Information .....................................     52
Index to Consolidated Financial Statements ..............................    F-1

                               PROSPECTUS SUMMARY


   This summary highlights selected information about us. It may not contain all of the information that you find important. You should carefully read this entire document, including the "Risk Factors" and our financial statements and the related notes to the financial statements. Unless otherwise indicated, the information in this prospectus assumes that the underwriters will not exercise their over-allotment option.

                                  Our Company

Overview

   Asta Funding, Inc. acquires, manages, collects and services portfolios of consumer receivables. These portfolios generally consist of one or more of the following types of consumer receivables:

   o charged-off receivables -- accounts that have been written-off by the originators and may have been previously serviced by collection agencies;

   o semi-performing receivables -- accounts where the debtor is currently making partial or irregular monthly payments, but the accounts may have been written-off by the originators; and

   o performing receivables -- accounts where the debtor is making regular monthly payments that may or may not have been delinquent in the past.

      We acquire these consumer receivable portfolios at a significant discount to the amount actually owed by the debtors. We acquire these portfolios after a qualitative and quantitative analysis of the underlying receivables and calculate the purchase price so that our estimated cash flow offers us an adequate return on our acquisition costs and servicing expenses. After purchasing a portfolio, we actively monitor its performance and review and adjust our collection and servicing strategies accordingly. From July 1, 1998 through March 31, 2003, we have acquired portfolios with a face value of $3.9 billion for $163.1 million, or 4.2% of the face value of such portfolios. See "-- Recent Developments."

   We purchase receivables from creditors and others through privately negotiated direct sales and auctions in which sellers of receivables seek bids from several pre-qualified debt purchasers. These receivables consist primarily of MasterCard(R), Visa(R), retail installment contracts, secured asset portfolios and private label credit card accounts, among other types of receivables. We pursue new acquisitions of consumer receivable portfolios on an ongoing basis through:

   o our relationships with industry participants, collection agencies, investors and our financing sources;

   o brokers who specialize in the sale of consumer receivable portfolios; and

   o other sources.

   Our objective is to maximize our return on investment on acquired consumer receivable portfolios. As a result, before acquiring a portfolio, we analyze the portfolio to determine how to best maximize collections in a cost efficient manner and decide whether to use our internal servicing and collection department or third-party servicers and collection agencies.

   If we elect to outsource the servicing of receivables, our senior management typically determines the appropriate servicer based on the type of receivables purchased. Once a group of receivables is sent to a third-party servicer our management actively monitors and reviews the servicer's performance on an ongoing basis. Based on portfolio performance guidelines, our management either will move certain receivables from one third-party servicer to another or to our internal servicing department if it anticipates that this will result in an increase in collections or it will sell the portfolio. In
December 2002, we acquired a collection center which expanded our internal collection and servicing capabilities. The collection center currently employs approximately 40 persons, including senior management with an average tenure of nine years at the collection center, and has the capacity for more than 100 employees. We believe that the retention of these employees, as well as the increased capacity available at the collection center, will better assist us in monitoring our third-party servicers, while giving us greater flexibility in the future for servicing in-house a larger percentage of our consumer receivable portfolios.

   We acquire portfolios through a combination of internally generated cash flow and bank debt. In the past, on certain large portfolio acquisitions we have partnered with a large financial institution in which we shared in the revenues generated from the collections on the portfolios. With the proceeds from this offering, we may have the ability to acquire new portfolios without the assistance of these institutions, which would enhance our return on those portfolios.

   During the years ended September 30, 2000, 2001 and 2002, and the six months ended March 31, 2002 and 2003, our revenues were approximately $18.1 million, $24.1 million and $36.0 million, respectively, and $18.8 million and $14.5 million, respectively, and our net income was approximately $5.8 million, $8.6 million and $10.4 million, respectively, and $4.9 million and $4.7 million, respectively. In the year ended September 30, 2002, and the six months ended March 31, 2003, cash collections totaled $78.6 million and $28.2 million, respectively.

   We were formed in 1994 as an affiliate of Asta Group, Incorporated, an entity owned by Arthur Stern, our Chairman of the Board and an Executive Vice President, Gary Stern, our President and Chief Executive Officer, and other members of the Stern family, to purchase, at face value, retail installment sales contracts secured by motor vehicles. We became a public company in November 1995. In 1999, we decided to capitalize on our management's more than 40 years of experience and expertise in acquiring and managing consumer receivable portfolios for Asta Group. As a result, we ceased purchasing automobile contracts and, with the assistance and financial support of Asta Group, purchased our first significant consumer receivable portfolio. Since then, Asta Group ceased acquiring consumer receivable portfolios and, accordingly, does not compete with us.

Industry Overview

   The purchasing, servicing and collection of charged-off, semi-performing and performing consumer receivables is a growing industry that is driven by:

   o increasing levels of consumer debt;

   o increasing defaults of the underlying receivables; and

   o increasing utilization of third-party providers to collect such receivables.

   According to the U.S. Federal Reserve Board, at March 31, 2003, consumer credit, which consists of non-real estate related short- and intermediate-term credit extended to individuals, has grown approximately 37% to $1.7 trillion from $1.2 trillion at December 31, 1997. According to the Consumer Bankers Association, the delinquency rate on non-mortgage consumer obligations reached its highest level in a decade at December 31, 2001, 1.86%, an approximately 33% increase from its level at December 31, 2000 of 1.40%. According to the Nilson Report, a credit card industry newsletter, credit originators outsourced an estimated $135 billion in defaulted consumer receivables for collection in 2000, nearly double the $73 billion outsourced for collection in 1990.

   We believe that as a result of the difficulty in collecting these receivables and the desire of originating institutions to focus on their core businesses and to generate revenue from these receivables, originating institutions are increasingly electing to sell these portfolios.

Strategy

   Our primary objective is to utilize our management's experience and expertise to effectively grow our business by identifying, evaluating, pricing and acquiring consumer receivable portfolios and maximizing collections of such receivables in a cost efficient manner. Our strategy includes:

   o managing the collection and servicing of our consumer receivable portfolios, including outsourcing a majority of those activities to maintain low fixed overhead;

   o expanding financial flexibility through increased capital and lines of credit;

   o capitalizing on our strategic relationships to identify and acquire consumer receivable portfolios; and

   o expanding our business through the purchase of consumer receivables from new and existing sources.

We believe that as a result of our management's experience and expertise, and the fragmented market in which we operate, we are well-positioned to successfully implement our strategy.

Principal Executive Offices

   We are a Delaware corporation whose principal executive offices are located at 210 Sylvan Avenue, Englewood Cliffs, New Jersey 07632 and our telephone number is (201) 567-5648. Unless the context otherwise requires, the terms "we," "our" or "us" as used herein refer to Asta Funding, Inc. and its subsidiaries.

                                  The Offering
Common stock being offered by us. . . . . . . . . . . . 2,100,000

Common stock being offered by the selling
 stockholders . . . . . . . . . . . . . . . . . . . . .   400,000

Total common stock outstanding after this
 offering (1) . . . . . . . . . . . . . . . . . . . . . 6,209,483

Use of proceeds to us . . . . . . . . . . . . . . . . . To repay outstanding indebtedness, to
                                                        purchase receivable
                                                        portfolios and for
                                                        working capital and
                                                        general corporate
                                                        purposes. Although we
                                                        have no present plans or
                                                        intentions, we may use a
                                                        portion of the proceeds
                                                        to acquire or invest in
                                                        complementary
                                                        businesses.

The Nasdaq National Market symbol . . . . . . . . . . . ASFI
---------------

(1) Based on share information as of June 26, 2003. Excludes 620,833 shares of our common stock issuable upon the exercise of other outstanding options to purchase shares of our common stock with an average exercise price of $6.50 per share

                              Recent Developments

   Since March 31, 2003, we have purchased eight portfolios of distressed consumer credit card receivables having an aggregate outstanding balance totaling approximately $983 million for an aggregate purchase price of approximately $31.2 million, or approximately 3.2% of the face value of such portfolios. The portfolios consist of VISA(R) and Mastercard(R) accounts. In addition, we are, in the ordinary course, evaluating other portfolios that we may acquire following the date hereof. We currently have $12.4 million outstanding under our line of credit, which amounts were used to acquire consumer receivable portfolios since March 31, 2003, and $12.6 million in availability. In the event we elect to acquire one or more significant portfolios prior to the closing of this offering, we will need to increase our available borrowings. We believe that we can obtain any necessary financing from our existing lender or from other sources. We intend to use approximately $12.4 million of the net proceeds from this offering to repay outstanding amounts under our line of credit. In addition, we may use net proceeds from this offering to repay additional borrowings incurred from time to time under our credit line or otherwise. See "Use of Proceeds."

                      Summary Consolidated Financial Data


   Set forth below is summary consolidated financial data as of and for the five fiscal years ended September 30, 2002, and for the six-month periods ended March 31, 2002 and 2003. The following summary consolidated financial data for the five fiscal years ended September 30, 2002, are derived from our consolidated financial data that have been audited by Eisner LLP. The summary consolidated financial data for the six-month periods ended March 31, 2002 and 2003, are derived from our unaudited interim consolidated financial statements and include all adjustments, consisting of only normal recurring accruals, which our management considers necessary for the fair presentation of our financial position and results of operations for these periods. You should read the information that we have presented below in conjunction with our consolidated financial statements, related notes and other financial information included elsewhere in this prospectus. See "Use of Proceeds," "Capitalization" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                                                                     Six Months
                                                                         Year Ended September 30,                  Ended March 31,
                                                             -------------------------------------------------    -----------------
                                                             1998(1)     1999      2000       2001       2002      2002       2003
                                                             -------   -------    -------   -------    -------    -------   -------
                                                                             (in thousands, except per share data)
Operations Statement Data:
Finance income...........................................    $ 4,933   $11,363    $18,040   $24,100    $35,793    $18,688   $14,471
Servicing fee income.....................................         50       240         70        14        219         96        --
                                                             -------   -------    -------   -------    -------    -------   -------
   Total revenue.........................................      4,983    11,603     18,110    24,114     36,012     18,784    14,471
                                                             -------   -------    -------   -------    -------    -------   -------
Costs and expenses:
 General and administrative..............................      3,236     3,094      4,091     5,653      6,698      3,330     3,362
 Third-party servicing...................................         --        --         --     2,757      7,433      4,722     3,176
 Interest expense........................................        764     3,634        410       920      3,643      2,095        13
 Provision for credit losses.............................      4,567     1,688      3,954       450        950        400        --
                                                             -------   -------    -------   -------    -------    -------   -------
   Total expenses........................................      8,567     8,416      8,455     9,780     18,724     10,547     6,551
                                                             -------   -------    -------   -------    -------    -------   -------
Income (loss) before provisions for income taxes.........     (3,584)    3,187      9,655    14,334     17,288      8,237     7,920
Provision (benefit) for income taxes.....................     (1,044)      454      3,825     5,743      6,905      3,307     3,179
                                                             -------   -------    -------   -------    -------    -------   -------
 Net income (loss).......................................    $(2,540)  $ 2,733    $ 5,830   $ 8,591    $10,383    $ 4,930   $ 4,741
                                                             =======   =======    =======   =======    =======    =======   =======
Basic net income (loss) per share........................    $ (0.64)  $  0.69    $  1.48   $  2.16    $  2.57    $  1.23   $  1.16
                                                             =======   =======    =======   =======    =======    =======   =======
Diluted net income (loss) per share......................    $ (0.64)  $  0.69    $  1.43   $  2.06    $  2.38    $  1.12   $  1.08
                                                             =======   =======    =======   =======    =======    =======   =======

                                                                  As of March 31, 2003
                                                                ------------------------
                                                                Actual    As Adjusted(2)
                                                                -------   --------------
                                                                     (in thousands)
        Balance Sheet Data:
        Cash and cash equivalents ..........................    $14,927       $53,112
        Consumer receivables ...............................     26,668        26,668
        Total assets .......................................     42,976        81,161
        Total debt .........................................      1,790            --
        Total stockholders' equity .........................     38,363        78,338

---------------
(1) During fiscal 1998, our primary business was purchasing, at face value, retail installment sales contracts secured by motor vehicles. During fiscal 1999, we ceased this business and began acquiring and managing consumer receivable portfolios.
(2) Adjusted to give effect to (i) estimated net proceeds from the sale of the 2,100,000 shares of common stock offered by us at a public offering price of $20.75 per share and (ii) the repayment of outstanding borrowings under our line of credit at March 31, 2003. The as adjusted column does not give effect to the increase in the consumer receivables and the repayment of the line of credit in the amount of $12.4 million, which amount was incurred subsequent to March 31, 2003. See "Use of Proceeds."


                                                                                                                   Six Months
                                                                         Year Ended September 30,                Ended March 31,
                                                                -------------------------------------------   -------------------
                                                                  1999        2000       2001        2002       2002        2003
                                                                --------    --------   --------    --------   --------    --------
                                                                                           (in millions)
Other Financial Data:
Cash collections ............................................   $   46.6    $   29.8   $   47.5    $   78.6   $   41.0    $   28.1
Portfolio purchases, at cost ................................       55.4         1.4       65.1        36.6       17.0         4.4
Portfolio purchases, at face ................................    1,375.7       208.5      689.5     1,495.7      386.1        88.1
Cumulative aggregate managed portfolios .....................    1,379.0     1,587.5    2,277.0     3,772.7    2,663.0     3,860.8
Return on average assets (1)(2) .............................       12.0%       23.9%      22.6%       21.6%      19.3%       22.5%
Return on average stockholders' equity (1)(2) ...............       40.5%       52.8%      46.9%       36.9%      39.0%       26.4%

---------------
(1) The information for the six months ended March 31, 2002 and 2003 has been annualized.
(2) The return on average assets is computed by dividing net income by average total assets for the period. The return on average stockholders' equity is computed by dividing net income by the average stockholders' equity for the period. Both ratios have been computed using beginning and period-end balances.

                                  RISK FACTORS


   You should carefully consider these risk factors in addition to our financial statements. In addition to the following risks, there may also be risks that we do not yet know of or that we currently think are immaterial that may also impair our business operations. If any of the following risks occur, our business, results of operation or financial condition could be adversely affected, the trading price of our common stock could decline and you might lose all or part of your investment.

We may not be able to purchase consumer receivable portfolios at favorable prices or on sufficiently favorable terms or at all.

   Our success depends upon the continued availability of consumer receivable portfolios that meet our purchasing criteria and our ability to identify and finance the purchases of such portfolios. The availability of consumer receivable portfolios at favorable prices and on terms acceptable to us depends on a number of factors outside of our control, including:

   o the continuation of the current growth trend in consumer debt;

   o the continued volume of consumer receivable portfolios available for sale; and

   o competitive factors affecting potential purchasers and sellers of consumer receivable portfolios.

   During the past year, we have seen evidence that the market for acquiring consumer receivable portfolios is becoming more competitive, thereby possibly diminishing our ability to acquire such receivables at attractive prices in future periods.

   The growth in consumer debt may also be affected by:

   o a slowdown in the economy;

   o reductions in consumer spending;

   o changes in the underwriting criteria by originators; and

   o changes in laws and regulations governing consumer lending.

   Any slowing of the consumer debt growth trend could result in a decrease in the availability of consumer receivable portfolios for purchase that could affect the purchase prices of such portfolios. Any increase in the prices we are required to pay for such portfolios in turn will reduce the profit, if any, we generate from such portfolios.

Our quarterly operating results may fluctuate and cause our stock price to decline.

   Because of the nature of our business, our quarterly operating results may fluctuate, which may adversely affect the market price of our common stock. Our results may fluctuate as a result of any of the following:

   o the timing and amount of collections on our consumer receivable portfolios;

   o our inability to identify and acquire additional consumer receivable portfolios;

   o a decline in the estimated value of our consumer receivable portfolio recoveries;

   o increases in operating expenses associated with the growth of our operations; and

   o general and economic market conditions.

For example, our earnings declined in each of the quarters ended December 31, 2002 and March 31, 2003, as compared to the prior quarter, primarily as a result of a decrease in portfolio purchases.

We may not be able to recover sufficient amounts on our consumer receivable portfolios to recover the costs associated with the purchase of those portfolios and to fund our operations.

   We acquire and collect on consumer receivable portfolios that contain charged-off, semi-performing and performing receivables. In order to operate profitably over the long term, we must continually purchase and collect on a sufficient volume of receivables to generate revenue that exceeds our costs. For accounts that are charged-off or semi-performing, the originators or interim owners of the receivables generally have:

   o made numerous attempts to collect on these obligations, often using both their in-house collection staff and third-party collection agencies;

   o subsequently deemed these obligations as uncollectable; and

   o charged-off these obligations.

   These receivable portfolios are purchased at significant discounts to the amount the consumers owe. These receivables are difficult to collect and actual recoveries may vary and be less than the amount expected. In addition, our collections may worsen in a weak economic cycle. We may not recover amounts in excess of our acquisition and servicing costs.

   Our ability to recover on our portfolios and produce sufficient returns can be negatively impacted by the quality of the purchased receivables. In the normal course of our portfolio acquisitions, some receivables may be included in the portfolios that fail to conform with certain terms of the purchase agreements and we may seek to return these receivables to the seller for payment or replacement receivables. However, we cannot guarantee that any of such sellers will be able to meet their payment obligations to us. Accounts that we are unable to return to sellers may yield no return. If cash flows from operations are less than anticipated as a result of our inability to collect sufficient amounts on our receivables, our ability to satisfy our debt obligations, purchase new portfolios and our future growth and profitability may be materially adversely affected.

We are subject to intense competition for the purchase of consumer receivable portfolios.

   We compete with other purchasers of consumer receivable portfolios, with third-party collection agencies and with financial services companies that manage their own consumer receivable portfolios. We compete on the basis of reputation, industry experience and performance. Some of our competitors have greater capital, personnel and other resources than we have. The possible entry of new competitors, including competitors that historically have focused on the acquisition of different asset types, and the expected increase in competition from current market participants may reduce our access to consumer receivable portfolios. Aggressive pricing by our competitors could raise the price of consumer receivable portfolios above levels that we are willing to pay, which could reduce the number of consumer receivable portfolios suitable for us to purchase or if purchased by us, reduce the profits, if any, generated by such portfolios. If we are unable to purchase receivable portfolios at favorable prices or at all, the revenues generated by us and our earnings could be materially reduced.

We are dependent upon third parties to service a majority of our consumer receivable portfolios.

   Although we utilize our in-house collection staff to collect some of our receivables, we outsource a majority of our receivable servicing. As a result, we are dependent upon the efforts of our third party servicers, particularly OSI Collection Services, Inc. and its affiliates, to service and collect our consumer receivables. We have been informed that OSI and certain of its affiliates, which service a substantial amount of our consumer receivables, filed for a Chapter 11 reorganization on or about May 12, 2003. Based on information we have received to date, we believe that OSI and its affiliates will continue to operate in the ordinary course in servicing receivables through its Chapter 11 proceeding. However, although we do not believe that the filing by OSI and its affiliates will have a material adverse effect on our operations, any failure by our third party servicers, especially OSI and its affiliates, to adequately perform collection services for us or remit such collections to us could materially reduce our revenues and our profitability. In addition, our revenues and profitability could be materially adversely affected if we are not able to secure replacement servicers and redirect payments from the debtors to our new servicer promptly in the event our agreements with our third-party servicers are terminated, our third-party servicers fail to adequately perform their obligations or if our relationships with such servicers adversely change.

Our collections may decrease if bankruptcy filings increase.

   During times of economic recession, the amount of defaulted consumer receivables generally increases, which contributes to an increase in the amount of personal bankruptcy filings. Under certain bankruptcy filings a debtor's assets are sold to repay credit originators, but since the defaulted consumer receivables we purchase are generally unsecured we often would not be able to collect on those receivables. We cannot assure you that our collection experience would not decline with an increase in bankruptcy filings. If our actual collection experience with respect to a defaulted consumer receivables portfolio is significantly lower than we projected when we purchased the portfolio, our earnings could be negatively affected.

If we are unable to access external sources of financing, we may not be able to fund and grow our operations.

   We depend on loans from our credit facility and other external sources, including loans from Asta Group, one of our affiliates, from time to time, to fund and expand our operations. Our ability to grow our business is dependent on our access to additional financing and capital resources. The failure to obtain financing and capital as needed would limit our ability to:

   o purchase consumer receivable portfolios; and

   o achieve our growth plans.

   In addition, some of our financing sources impose certain restrictive covenants, including financial covenants. Failure to satisfy any of these covenants could:

   o cause our indebtedness to become immediately payable;

   o preclude us from further borrowings from these existing sources; and

   o prevent us from securing alternative sources of financing necessary to purchase consumer receivable portfolios and to operate our business.

   Our $25 million credit line expires on January 31, 2004, and we may not be able to renew or replace such facility on terms favorable to us or at all. If we are unable to renew or replace such facility, we may be unable to purchase additional consumer receivable portfolios, and our ability to generate revenues would be adversely affected.

We use estimates for recognizing revenue on a majority of our consumer receivable portfolio investments and our earnings would be reduced if actual results are less than estimated.

   We recognize finance income on a majority of our consumer receivable portfolios using the interest method. We only use this method if we can reasonably estimate the expected amount and timing of cash to be collected on a specific portfolio based on historic experience and other factors. Under the interest method, we recognize finance income on the effective yield method based on the actual cash collected during a period, future estimated cash flows and the portfolio's carrying value prior to the application of the current quarter's cash collections. The estimated future cash flows are reevaluated quarterly. If future cash collections on these portfolios were less than what was estimated, we would recognize less than anticipated finance income or possibly an expense that would reduce our earnings during such periods. Any reduction in our earnings could materially adversely affect our stock price.

We may rely on third parties to locate, identify and evaluate consumer receivable portfolios available for purchase.

   We may rely on third parties, including brokers and some of our servicers, to identify consumer receivable portfolios and, in some instances, to assist us in our evaluation and purchase of these portfolios. As a result, if such third parties fail to identify receivable portfolios or if our relationships with such third parties are not maintained, our ability to identify and purchase additional receivable portfolios could be materially adversely affected. In addition, if we or such parties fail to correctly or adequately evaluate the value or collectibility of these consumer receivable portfolios, we may pay too much for such portfolios and our earnings could be negatively affected.

We may not be successful at acquiring receivables of new asset types or in implementing a new pricing structure.

   We may pursue the acquisition of receivable portfolios of asset types in which we have little current experience. We may not be successful in completing any acquisitions of receivables of these asset types and our limited experience in these asset types may impair our ability to collect on these receivables. This may cause us to pay too much for these receivables, and consequently, we may not generate a profit from these receivable portfolio acquisitions.

The loss of any of our executive officers may adversely affect our operations and our ability to successfully acquire receivable portfolios.

   Arthur Stern, our Chairman and an Executive Vice President, Gary Stern, our President and Chief Executive Officer, and Mitchell Herman, our Chief Financial Officer, are responsible for making substantially all management decisions, including determining which portfolios to purchase, the purchase price and other material terms of such portfolio acquisitions. These decisions are instrumental to the success of our business. The loss of the services of Arthur Stern, Gary Stern or Mitchell Herman could disrupt our operations and adversely affect our ability to successfully acquire receivable portfolios.

The Stern family effectively controls Asta, substantially reducing the influence of our other stockholders.

   Immediately following the consummation of this offering, including the sale of shares of our common stock by limited liability companies in which Arthur Stern, our Chairman and an Executive Vice President, and Gary Stern, our President and Chief Executive Officer, have an economic interest, and certain members of the Stern family and entities for the benefit of members of the Stern family, including Arthur Stern, Gary Stern, Barbara Marburger, daughter of Arthur Stern and sister of Gary Stern, trusts or custodial accounts for the benefit of minor children of Barbara Marburger and of Gary Stern, Asta Group Incorporated, and limited liability companies controlled by Judith R. Feder, niece of Arthur Stern and cousin of Gary Stern, in which Arthur Stern, Alice Stern (wife of Arthur Stern and mother of Gary Stern), Gary Stern and trusts for the benefit of the issue of Arthur Stern and the issue of Gary Stern hold all the economic interests, will beneficially own in the aggregate approximately 36.9% of our outstanding shares of common stock. In addition, other members of the Stern family, such as adult children of Gary Stern and Barbara Marburger, own additional shares. As a result, the Stern family will be able to influence significantly the actions that require stockholder approval, including:

   o the election of a majority of our directors; and

   o the approval of mergers, sales of assets or other corporate transactions or matters submitted for stockholder approval.

As a result, our other stockholders may have little or no influence over matters submitted for stockholder approval. In addition, the Stern family's influence could preclude any unsolicited acquisition of us and consequently materially adversely affect the price of our common stock.

We have experienced rapid growth over the past several years, which has placed significant demands on our administrative, operational and financial resources and could result in an increase in our expenses.

   We plan to continue our growth, which could place additional demands on our resources and cause our expenses to increase. Future internal growth will depend on a number of factors, including:

   o the effective and timely initiation and development of relationships with sellers of consumer receivable portfolios and strategic partners;

   o our ability to maintain the collection of consumer receivables efficiently; and

   o the recruitment, motivation and retention of qualified personnel.

   Sustaining growth will also require the implementation of enhancements to our operational and financial systems and will require additional management, operational and financial resources. There can be no assurance that we will be able to manage our expanding operations effectively or that we will be able to maintain or accelerate our growth, and any failure to do so could adversely affect our ability to generate revenues and control our expenses.

Government regulations may limit our ability to recover and enforce the collection of our receivables.

   Federal, state and municipal laws, rules, regulations and ordinances may limit our ability to recover and enforce our rights with respect to the receivables acquired by us. These laws include, but are not limited to, the following federal statutes and regulations promulgated thereunder and comparable statutes in states where consumers reside and/or where creditors are located:

   o the Fair Debt Collection Practices Act;

   o the Federal Trade Commission Act;

   o the Truth-In-Lending Act;

   o the Fair Credit Billing Act;

   o the Equal Credit Opportunity Act; and

   o the Fair Credit Reporting Act.

   We may be precluded from collecting receivables we purchase where the creditor or other previous owner or servicer failed to comply with applicable law in originating or servicing such acquired receivables. Laws relating to the collection of consumer debt also directly apply to our business. Our failure to comply with any laws applicable to us, including state licensing laws, could limit our ability to recover on receivables and could subject us to fines and penalties, which could reduce our earnings and result in a default under our loan arrangements. In addition, our third-party servicers may be subject to these and other laws and their failure to comply with such laws could also materially adversely affect our revenues and earnings.

   Additional laws may be enacted that could impose additional restrictions on the servicing and collection of receivables. Such new laws may adversely affect the ability to collect on our receivables which could also adversely affect our revenues and earnings.

   Because our receivables are generally originated and serviced pursuant to a variety of federal and/or state laws by a variety of entities and may involve consumers in all 50 states, the District of Columbia and Puerto Rico, there can be no assurance that all original servicing entities have at all times been in substantial compliance with applicable law. Additionally, there can be no assurance that we or our servicers have been or will continue to be at all times in substantial compliance with applicable law. The failure to comply with applicable law could materially adversely affect our ability to collect our receivables and could subject us to increased costs, fines and penalties.

We may incur substantial debt from time to time in connection with our purchase of consumer receivable portfolios which could affect our ability to obtain additional funds and may increase our vulnerability to economic or business downturns.

   We may incur substantial indebtedness from time to time in connection with the purchase of consumer receivable portfolios and would be subject to the risks associated with incurring such indebtedness, including:

   o we would be required to dedicate a portion of our cash flows from operations to pay debt service costs and, as a result, we would have less funds available for operations, future acquisitions of consumer receivable portfolios, and other purposes;

   o it may be more difficult and expensive to obtain additional funds through financings, if available at all;

   o we would be more vulnerable to economic downturns and fluctuations in interest rates, less able to withstand competitive pressures and less flexible in reacting to changes in our industry and general economic conditions; and

   o if we defaulted under any of our existing credit facilities or if our creditors demanded payment of a portion or all of our indebtedness, we may not have sufficient funds to make such payments.

We have pledged substantially all of our assets to secure our borrowings and are subject to covenants that may restrict our ability to operate our business.

   Any indebtedness that we incur under our existing line of credit will be secured by substantially all of our assets. If we default under the indebtedness secured by our assets, those assets would be available to the secured creditor to satisfy our obligations to the secured creditor. In addition, our credit facilities impose certain restrictive covenants, including financial covenants. Failure to satisfy any of these covenants could result in all or any of the following:

   o acceleration of the payment of our outstanding indebtedness;

   o cross defaults to and acceleration of the payment under other financing arrangements;

   o our inability to borrow additional amounts under our existing financing arrangements; and

   o our inability to secure financing on favorable terms or at all from alternative sources.

Any of these consequences could adversely affect our ability to acquire consumer receivable portfolios and operate our business.

Class action suits and other litigation in our industry could divert our management's attention from operating our business and increase our expenses.

   Certain originators and servicers in the consumer credit industry have been subject to class actions and other litigation. Claims include failure to comply with applicable laws and regulations and improper or deceptive origination and servicing practices. If we become a party to such class action suits or other litigation, our results of operations and financial condition could be materially adversely affected.

We may seek to make acquisitions that prove unsuccessful or strain or divert our resources.

   We may seek to grow Asta through acquisitions of related businesses. Such acquisitions present risks that could materially adversely affect our business and financial performance, including:

   o the diversion of our management's attention from our everyday business activities;

   o the assimilation of the operations and personnel of the acquired business;

   o the contingent and latent risks associated with the past operations of, and other unanticipated problems arising in, the acquired business; and

   o the need to expand management, administration and operational systems.

   If we make such acquisitions we cannot predict whether:

   o we will be able to successfully integrate the operations of any new businesses into our business;

   o we will realize any anticipated benefits of completed acquisitions; or

   o there will be substantial unanticipated costs associated with acquisitions.

   In addition, future acquisitions by us may result in:

   o potentially dilutive issuances of our equity securities;

   o the incurrence of additional debt; and

   o the recognition of significant charges for depreciation and amortization related to goodwill and other intangible assets.

   Although we have no present plans or intentions, we continuously evaluate potential acquisitions of related businesses. However, we have not reached any agreement or arrangement with respect to any particular acquisition and we may not be able to complete any acquisitions on favorable terms or at all.

Our investments in other businesses and entry into new business ventures may adversely affect our operations.

   We have and may continue to make investments in companies or commence operations in businesses and industries that are not identical to those with which we have historically been successful. If these investments or arrangements are not successful, our earnings could be materially adversely affected by increased expenses and decreased revenues.

If our technology and phone systems are not operational, our operations could be disrupted and our ability to successfully acquire receivable portfolios could be adversely affected.

   Our success depends in part on sophisticated telecommunications and computer systems. The temporary loss of our computer and telecommunications systems, through casualty, operating malfunction or service provider failure, could disrupt our operations. In addition, we must record and process significant amounts of data quickly and accurately to properly bid on prospective acquisitions of receivable portfolios and to access, maintain and expand the databases we use for our collection or monitoring activities. Any failure of our information systems and their backup systems would interrupt our operations. We may not have adequate backup arrangements for all of our operations and we may incur significant losses if an outage occurs. In addition, we rely on third-party servicers who also may be adversely affected in the event of an outage in which the third-party servicer does not have adequate backup arrangements. Any interruption in our operations or our third-party servicers' operations could have an adverse effect on our results of operations and financial condition.

Our organizational documents and Delaware law may make it harder for us to be acquired without the consent and cooperation of our board of directors and management.

   Several provisions of our organizational documents and Delaware law may deter or prevent a takeover attempt, including a takeover attempt in which the potential purchaser offers to pay a per share price greater than the current market price of our common stock. Under the terms of our certificate of incorporation, our board of directors has the authority, without further action by the stockholders, to issue shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. The ability to issue shares of preferred stock could tend to discourage takeover or acquisition proposals not supported by our current board of directors. In addition, we are subject to Section 203 of the Delaware General Corporation Law, which restricts business combinations with some stockholders once the stockholder acquires 15% or more of our common stock.

Future sales of our common stock may depress our stock price.

    Sales of a substantial number of shares of our common stock in the public market could cause a decrease in the market price of our common stock. We had approximately 4,109,483 shares of common stock issued and outstanding as of the date hereof. Of these shares, 2,655,014 are held by our affiliates and are saleable under Rule 144 of the Securities Act of 1933, as amended. The remainder of our outstanding shares were freely tradeable. In addition, options to purchase approximately 620,833 shares of our common stock were outstanding as of the date hereof of which 410,667 were vested and the exercise prices of such options were substantially lower than the current market price of our common stock. The remainder of such options will vest over the next three years. We may also issue additional shares in connection with our business and may grant additional stock options to our employees, officers, directors and consultants under our stock option plans or warrants to third parties. If a significant portion of these shares were sold in the public market, the market value of our common stock could be adversely affected.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS


   This prospectus contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements typically are identified by use of terms such as "may," "will," "should," "plan," "expect," "believe," "anticipate," "estimate" and similar expressions, although some forward-looking statements are expressed differently. Forward-looking statements represent our management's judgment regarding future events. Although we believe that the expectations reflected in such forward-looking statements are reasonable, we can give no assurance that such expectations will prove to be correct. All statements other than statements of historical fact included in this prospectus regarding our financial position, business strategy, markets, plans, or objectives for future operations are forward-looking statements. We cannot guarantee the accuracy of the forward-looking statements, and you should be aware that our actual results could differ materially from those contained in the forward-looking statements due to a number of factors, including the statements under "Risk Factors" set forth above.

                                USE OF PROCEEDS


   The net proceeds to us from the sale of the shares of common stock offered by us under this prospectus after deducting the underwriting discount and estimated offering expense are estimated to be approximately $40.0 million, or approximately $47.2 million if the underwriters' over-allotment option is exercised in full. We will not receive any of the proceeds from the sale of the shares of common stock by the selling stockholders.

   We are, in the ordinary course, evaluating consumer receivable portfolios that we may acquire following the date hereof. We currently have $12.4 million outstanding under our line of credit, which amounts were used to acquire consumer receivable portfolios, and $12.6 million in availability. In the event we elect to acquire one or more significant portfolios prior to the closing of this offering, we will need to increase our available borrowings. We believe that we can obtain any necessary financing from our existing lender or from other sources. We intend to use approximately $12.4 million of the net proceeds from this offering to pay outstanding amounts under our line of credit. Our line of credit bears interest at the prime rate that was 4.25% at March 31, 2003 and expires on January 31, 2004. In addition, we may use net proceeds from this offering to repay additional borrowings incurred from time to time under our credit line or otherwise.

   We intend to use the remaining net proceeds for the acquisition of consumer receivable portfolios, working capital and general corporate purposes. Although we have no present plans or intentions, we may use a portion of the net proceeds to acquire or invest in complementary businesses.

   Pending such uses, we plan to invest the net proceeds of this offering in short term, investment grade, interest-bearing securities.


                        PRICE RANGE OF OUR COMMON STOCK

   Our common stock is quoted on The Nasdaq National Market under the symbol "ASFI." On June 26, 2003, the last reported closing sale price of our common stock as reported on The Nasdaq National Market was $22.50 per share. On May 28, 2003, there were approximately 27 holders of record of our common stock. High and low closing sales prices of our common stock since October 1, 2000, as reported on The Nasdaq National Market are set forth below (such quotations reflect inter-dealer prices without retail markup, markdown, or commission, and may not necessarily represent actual transactions):

                                                                       High      Low
                                                                       ----      ---
      Fiscal Year Ended September 30, 2001:
      -------------------------------------
      October 1, 2000 to December 31, 2000 ........................   $ 6.75    $ 4.06
      January 1, 2001 to March 31, 2001 ...........................     6.94      4.00
      April 1, 2001 to June 30, 2001 ..............................    10.49      4.62
      July 1, 2001 to September 30, 2001 ..........................    12.30      7.35

      Fiscal Year Ended September 30, 2002:
      -------------------------------------
      October 1, 2001 to December 31, 2001 ........................   $15.25    $ 9.00
      January 1, 2002 to March 31, 2002 ...........................    19.82     12.94
      April 1, 2002 to June 30, 2002 ..............................    18.32     12.17
      July 1, 2002 to September 30, 2002 ..........................    13.44      9.00

      Fiscal Year Ending September 30, 2003:
      --------------------------------------
      October 1, 2002 to December 31, 2002 ........................   $12.37    $ 8.99
      January 1, 2003 to March 31, 2003 ...........................    17.21     10.58
      April 1, 2003 to June 26, 2003 ..............................    25.51     17.00

                                DIVIDEND POLICY


   We have never paid a cash dividend on our common stock and do not expect to pay a cash dividend in the near future. We currently intend to retain future earnings, if any, to finance our operations and expand our business. Any future determination to pay cash dividends will be at the discretion of the board of directors and will depend upon our financial condition, operating results, capital requirements and any other factors the board of directors deems relevant. In addition, our agreements with our lenders may, from time to time, restrict our ability to pay dividends.


                                 CAPITALIZATION

   The table below sets forth as of March 31, 2003:

   o our actual capitalization; and

   o our capitalization, as adjusted to reflect our receipt of the estimated net proceeds from the sale of 2,100,000 shares of our common stock offered in this offering by us at a public offering price of $20.75 per share and application of such net proceeds after deducting the estimated underwriting discounts and offering expenses. See "Use of Proceeds."

   Please read the capitalization table together with the sections of this prospectus entitled "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes to our consolidated financial statements included in this prospectus.

                                                         March 31, 2003
                                                 -------------------------------
                                                 Actual (l)   As Adjusted (2)(3)
                                                 ----------   ------------------
                                                         (in thousands)
Cash and cash equivalents ...................     $14,927           $53,112
                                                  =======           =======
Debt ........................................       1,790                --
                                                  -------           -------
Stockholders' equity:
 Preferred stock, $0.01 par value, 5,000,000
  shares authorized, none issued and
  outstanding................................          --                --
 Common stock, $0.01 par value, 30,000,000
  shares authorized, 4,088,000 shares issued
  and outstanding, actual and 6,188,000
  shares issued and outstanding, as adjusted.          41                62
 Additional paid-in capital .................      10,308            50,262
 Retained earnings ..........................      28,014            28,014
                                                  -------           -------
Total stockholders' equity ..................      38,363            78,338
                                                  -------           -------
Total capitalization ........................     $40,153           $78,338
                                                  =======           =======

---------------
(1) Excludes 620,833 shares of our common stock issuable upon exercise of outstanding options to purchase shares of our common stock with an average exercise price of $6.50 per share.
(2) Includes 2,100,000 shares of our common stock to be sold by us in this offering.
     Excludes 620,833 shares of our common stock issuable upon exercise of outstanding options to purchase shares of our common stock with an average exercise price of $6.50 per share.
(3) Adjusted to give effect to (i) estimated net proceeds from the sale of 2,100,000 shares of common stock offered by us at a public offering price of $20.75 per share and (ii) the repayment of outstanding borrowings under our line of credit at March 31, 2003. The as adjusted column does not give effect to the increase in the consumer receivables and the repayment of the line of credit in the amount of $12.4 million, which amount was incurred subsequent to March 31, 2003.

                      SELECTED CONSOLIDATED FINANCIAL DATA


   Set forth below is selected consolidated financial data as of and for the five fiscal years ended September 30, 2002, and for the six-month periods ended March 31, 2002 and 2003. The following selected consolidated financial data for the five fiscal years ended September 30, 2002, are derived from our consolidated financial data that have been audited by Eisner LLP. The selected consolidated financial data for the six-month periods ended March 31, 2002 and 2003, are derived from our unaudited interim consolidated financial statements and include all adjustments, consisting of only normal recurring accruals, which our management considers necessary for the fair presentation of our financial position and results of operations for these periods. You should read the information that we have presented below in conjunction with our consolidated financial statements, related notes and other financial information included elsewhere in this prospectus. See "Use of Proceeds," "Capitalization" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                                                                     Six Months
                                                                         Year Ended September 30,                  Ended March 31,
                                                             -------------------------------------------------    -----------------
                                                             1998(1)     1999      2000       2001       2002      2002       2003
                                                                             (in thousands, except per share data)
Operations Statement Data:
Finance income...........................................    $ 4,933   $11,363    $18,040   $24,100    $35,793    $18,688   $14,471
Servicing fee income.....................................         50       240         70        14        219         96        --
                                                             -------   -------    -------   -------    -------    -------   -------
   Total revenue.........................................      4,983    11,603     18,110    24,114     36,012     18,784    14,471
                                                             -------   -------    -------   -------    -------    -------   -------
Costs and expenses:
 General and administrative..............................      3,236     3,094      4,091     5,653      6,698      3,330     3,362
 Third-party servicing...................................         --        --         --     2,757      7,433      4,722     3,176
 Interest expense........................................        764     3,634        410       920      3,643      2,095        13
 Provision for credit losses.............................      4,567     1,688      3,954       450        950        400        --
                                                             -------   -------    -------   -------    -------    -------   -------
   Total Expenses........................................      8,567     8,416      8,455     9,780     18,724     10,547     6,551
                                                             -------   -------    -------   -------    -------    -------   -------
Income (loss) before provisions for income taxes.........     (3,584)    3,187      9,655    14,334     17,288      8,237     7,920
Provision (benefit) for income taxes.....................     (1,044)      454      3,825     5,743      6,905      3,307     3,179
                                                             -------   -------    -------   -------    -------    -------   -------
 Net income (loss).......................................    $(2,540)  $ 2,733    $ 5,830   $ 8,591    $10,383    $ 4,930   $ 4,741
                                                             =======   =======    =======   =======    =======    =======   =======
Basic net income (loss) per share........................    $ (0.64)  $  0.69    $  1.48    $ 2.16    $  2.57    $  1.23   $  1.16
                                                             =======   =======    =======   =======    =======    =======   =======
Diluted net income (loss) per share......................    $ (0.64)  $  0.69    $  1.43   $  2.06    $  2.38    $  1.12   $  1.08
                                                             =======   =======    =======   =======    =======    =======   =======

                                                          As of March 31, 2003
                                                        ------------------------
                                                        Actual    As Adjusted(2)
                                                        -------   --------------
Balance Sheet Data:
Cash and cash equivalents ..........................    $14,927       $53,112
Consumer receivables ...............................     26,668        26,668
Total assets .......................................     42,976        81,161
Total debt .........................................      1,790            --
Total stockholders' equity .........................     38,363        78,338

---------------
(1) During fiscal 1998, our primary business was purchasing, at face value, retail installment sales contracts secured by motor vehicles. During fiscal 1999, we ceased this business and began acquiring and managing consumer receivable portfolios.
(2) Adjusted to give effect to (i) estimated net proceeds from the sale of the 2,100,000 shares of common stock offered by us at a public offering price of $20.75 per share and (ii) the repayment of outstanding borrowings under our line of credit at March 31, 2003. The as adjusted column does not give effect to the increase in the consumer receivables and the repayment of the line of credit in the amount of $12.4 million, which amount was incurred subsequent to March 31, 2003. See "Use of Proceeds."


                                                                                                                    Six Months
                                                                           Year Ended September 30,               Ended March 31,
                                                                  ------------------------------------------    -------------------
                                                                   1999        2000       2001        2002        2002       2003
                                                                 --------    --------   --------    --------    --------   --------
                                                                                            (in millions)
Other Financial Data:
 Cash collections ............................................   $   46.6    $   29.8   $   47.5    $   78.6    $   41.0   $   28.1
 Portfolio purchases, at cost ................................       55.4         1.4       65.1        36.6        17.0        4.4
 Portfolio purchases, at face ................................    1,375.7       208.5      689.5     1,495.7       386.1       88.1
 Cumulative aggregate managed portfolios .....................    1,379.0     1,587.5    2,277.0     3,772.7     2,663.0    3,860.8
 Return on average assets (1)(2) .............................       12.0%       23.9%      22.6%       21.6%       19.3%      22.5%
 Return on average stockholders' equity (1)(2) ...............       40.5%       52.8%      46.9%       36.9%       39.0%      26.4%

---------------
(1) The information for the six months ended March 31, 2002 and 2003 has been annualized.
(2) The return on average assets is computed by dividing net income by average total assets for the period. The return on average stockholders' equity is computed by dividing net income by the average stockholders' equity for the period. Both ratios have been computed using beginning and period-end balances.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS


   The following discussion of our operations and financial condition should be read in conjunction with our financial statements and notes thereto included elsewhere in this prospectus. In these discussions, most percentages and dollar amounts have been rounded to aid presentation. As a result, all such figures are approximations.

Overview

   We acquire, manage, collect and service portfolios of consumer receivables. These portfolios generally consist of one or more of the following types of consumer receivables:

   o charged-off receivables -- accounts that have been written-off by the originators and may have been previously serviced by collection agencies;

   o semi-performing receivables -- accounts where the debtor is making partial or irregular monthly payments, but the accounts may have been written-off by the originators; and

   o performing receivables -- accounts where the debtor is making regular monthly payments that may or may not have been delinquent in the past.

   We acquire these consumer receivable portfolios at a significant discount to the amount actually owed by the borrowers. We acquire these portfolios after a qualitative and quantitative analysis of the underlying receivables and calculate the purchase price so that our estimated cash flow offers us an adequate return on our acquisition costs and servicing expenses. After purchasing a portfolio, we actively monitor its performance and review and adjust our collection and servicing strategies accordingly.

Critical Accounting Policy

   We account for our investments in consumer receivable portfolios, using either the interest method or the cost recovery method.

   Generally, each purchase is considered a separate portfolio of receivables and is considered a financial investment. Based upon the expected performance characteristics of the receivables in the portfolio, we determine whether the portfolio should be accounted for using the interest method or the cost recovery method. If we can reasonably estimate the amount to be collected on a portfolio and can reasonably determine the timing of such payments based on historic experience and other factors, we use the interest method. If we cannot reasonably estimate the future cash flows, we use the cost recovery method.

   If the interest method is used in recognizing income on a portfolio, it is done so in accordance with the AICPA's Practice Bulletin 6, "Amortization of Discounts on Certain Acquired Loans." Practice Bulletin 6 requires that the accrual basis of accounting be used at the time the amount and timing of cash flows from an acquired portfolio can be reasonably estimated and collection is probable. The interest method allows us to recognize income on the effective yield of such portfolio based on the actual cash collected during a period and future estimated cash flows and the timing of such collections and the purchase of such portfolios. Under this method, we periodically apply a portion of the actual funds collected as a reduction in the principal amount invested in each specific portfolio and the remainder is recognized as finance income. Generally, these portfolios are expected to amortize over a three to five year period based upon our estimated future cash flows. Historically, a majority of the cash we ultimately collect on a portfolio is received during the first 18 months after acquiring the portfolio, although additional amounts are collected over the remaining period. The estimated future cash flows of the portfolios are reevaluated quarterly.

   Under the cost recovery method of accounting, no income is recognized until the purchase price of a portfolio has been fully recovered by us.

   We periodically review our receivable portfolios for impairment based on the estimated future cash flows. Provisions for losses are charged to operations when it is determined that the remaining investment in the receivable portfolio is greater than the estimated future collections. We have not recorded any impairment charges on our consumer receivable portfolios.

   Based on increases in actual cash flows for the six months ended March 31, 2003, and projected future cash flows through September 30, 2005, on one of our portfolios as compared to what we estimated at September 30, 2002, we revised our estimate of future collections. Such change in accounting estimate has resulted in approximately a $1.4 million increase in finance income recognized for the six months ended March 31, 2003 for this portfolio.

   We typically recognize finance income net of collection fees paid to third-party collection agencies. With respect to several recent purchases of consumer receivable portfolios containing a significant amount of performing and semi-performing accounts, we recognize finance income on accounts that were being serviced by third-party servicers at the gross amounts received by the servicers. The servicing costs for these portfolios are reported as an expense on our income statement. In addition, with respect to specific consumer receivable portfolios we acquired, we agreed to a fifty percent profit sharing arrangement with our lender. However, the interest in this profit sharing arrangement held by our lender was sold to us and a third-party in equal amounts in December 2001. The third-party profit allocation is recorded as interest expense over the estimated term of the related note payable.

Results of Operations

   The following discussion of our operations and financial condition should be read in conjunction with our financial statements and notes thereto included elsewhere in this prospectus. In these discussions, most percentages and dollar amounts have been rounded to aid presentation. As a result, all such figures are approximations.

Six Months Ended March 31, 2003 Compared to the Six Months Ended March 31,
2002

   Revenues. During the six-month period ended March 31, 2003, finance income decreased $4.2 million, or 22.5%, to $14.5 million from $18.7 million for the six-month period ended March 31, 2002. The decrease in finance income was primarily due to a decrease in finance income earned on consumer receivables acquired for liquidation, which resulted from a decrease in the average outstanding accounts acquired for liquidation during the six months ended March 31, 2003, as compared to the same prior year period. In addition, the sale of most of the factored receivables on November 25, 2002, resulted in a decrease in finance income earned on these receivables during the six months ended March 31, 2003, as compared to the six months ended March 31, 2002. Based on increases in actual cash flows for the six months ended March 31, 2003, and projected future cash flows through September 30, 2005, on one of our portfolios as compared to what we estimated at September 30, 2002, we revised our estimate of future collections. Such change in accounting estimate has resulted in approximately a $1.4 million increase in finance income recognized for the six months ended March 31, 2003, for this portfolio.

   General and Administrative Expenses. During the six-month period ended
March 31, 2003, general and administrative expenses increased nominally, or less than 1.0%, to $3.4 million from $3.3 million for the six months ended March 31, 2002, and represented 51.3% of total expenses for the six months ended March 31, 2003. The increase in general and administrative expenses was primarily due to an increase in servicing expenses which was partially offset by a decrease in factoring expenses during the six-month period ended March 31, 2003, as compared to the same prior year period. The increase in servicing expenses resulted from the operating costs of our call center that was acquired in December 2002. The decrease in factoring expenses resulted from the sale of most of the factored receivables on November 25, 2002, and a reduction of some factoring receivable employees prior to the sale date.

   Third-Party Servicing Expenses. During the six-month period ended March 31, 2003, third-party servicing expenses decreased $1.5 million, or 31.9%, to $3.2 million from $4.7 million for the six months ended March 31, 2002, and represented 48.5% of total expenses for the six months ended March 31, 2003. The decrease in third-party servicing expenses was primarily due to a reduction in the number of accounts being serviced on a portfolio that was purchased in August 2001 and the elimination of recording of third-party servicing expenses on a specific portfolio during the six months ended March 31, 2003, as compared to the same prior year period.

   Interest Expense. During the six-month period ended March 31, 2003, interest expense decreased $2.1 million, or 100.0%, to almost no interest expense from $2.1 million compared to the same period in the prior year and represented 0.2% of total expenses for the six-month period ended March 31, 2003. The decrease was due to a decrease in the outstanding borrowings by us under our lines of credit and notes payable and the discontinued accrual of interest expense that was due to a profit participation on a specific portfolio during the six-month period ended March 31, 2003, as compared to the same period in the prior year. The decrease in borrowings was due to the decrease in acquisitions of consumer receivables acquired for liquidation during the fourth quarter of the fiscal year ended September 30, 2002, and the six-month period ended March 31, 2003, as compared to the same prior year periods.

   Provision for Credit Losses. During the six-month period ended March 31, 2003, the provision for credit losses decreased $0.4 million, or 100.0%, to zero from $0.4 million for the six months ended March 31, 2002, and represented 0.0% of total expenses. The decrease was due to a decrease in the provision for credit losses on our finance receivables during the six months ended March 31, 2003, as compared to the same prior year period.

Year Ended September 30, 2002 Compared to the Year Ended September 30, 2001

   Revenues. During the year ended September 30, 2002, finance income increased $11.7 million, or 48.5%, to $35.8 million from $24.1 million for the year ended September 30, 2001. The increase in finance income was primarily due to an increase in collections on consumer receivables acquired for liquidation, which resulted from an increase in the average outstanding accounts acquired for liquidation during the year ended September 30, 2002, as compared to September 30, 2001. The increase in other income resulted from a fee earned on the sale of certain receivables and the receipt of a break-up fee on an unsuccessful purchase of consumer receivables during the year ended September 30, 2002, which was offset by a decrease in servicing fee income which was due to a decrease in the dollar amount of contracts being serviced as a result of the continuing decline in automobile contracts being serviced for others.

   General and Administrative Expenses. During the year ended September 30, 2002, general and administrative expenses increased $1.0 million, or 17.5%, to $6.7 million from $5.7 million for the year ended September 30, 2001, and represented 35.8% of total expenses for the year ended September 30, 2002. The increase in general and administrative expenses was primarily due to an increase in salaries and other costs associated with an increase in consumer receivables that were purchased during the fiscal year ended September 30, 2001, and were being serviced internally by us during the entire year ended September 30, 2002, as compared to the same prior year period and a $252,000 consulting fee expense during the year ended September 30, 2002, that was not incurred during the same prior year period. This increase in servicing costs on consumer receivables acquired for liquidation was partially offset by a decrease in servicing costs related to servicing automobile contracts for the year ended September 30, 2002, as compared to the same prior year period.

   Third-Party Servicing Expenses. During the year ended September 30, 2002, third-party servicing expenses increased $4.6 million, or 164.3%, to $7.4 million from $2.8 million for the year ended September 30, 2002, and represented 39.6% of total expenses for the year ended September 30, 2002. The increase in third-party servicing expenses was primarily due to servicing costs on consumer receivables that were serviced by others during the entire year ended September 30, 2002, and that were not being serviced during the same prior year period.

   Interest Expense. During the year ended September 30, 2002, interest expense increased $2.7 million, or 300.0%, to $3.6 million from $0.9 million for the year ended September 30, 2002, and represented 19.3% of total expenses for the year ended September 30, 2002. The increase was partially due to an increase in the outstanding borrowings under our lines of credit and notes payable during the year ended September 30, 2002, as compared to the prior year. The increase in borrowings was partially due to the increase in acquisitions of consumer receivables acquired for liquidation during the fiscal year ended September 30, 2001. In addition, a substantial portion of the increase was due to a lender profit participation that was accrued on a certain portfolio during the entire year ended September 30, 2002, that was only outstanding for one month in the prior fiscal year and was included in interest expense.

   Provision for Credit Losses. During the year ended September 30, 2002, the provision for credit losses increased $500,000, or 111.1%, to $950,000 from $450,000 for the year ended September 30, 2002, and represented 5.3% of total expenses for the year ended September 30, 2002. The increase was due to an increase in the provision for financed receivables during the year ended September 30, 2002, as compared to the prior year.

   Net income. During the year ended September 30, 2002, net income increased $1.8 million, or 20.9%, to $10.4 million from $8.6 million for the year ended September 30, 2001. During the year ended September 30, 2002, net income per share increased $0.32 per share (diluted) or 15.5% to $2.38 per share (diluted) from $2.06 per share (diluted) for the year ended September 30, 2001. The increase in earnings per share was less than the increase in net income as a result of a higher weighted average number of shares outstanding (diluted) compared to the prior period.

Year Ended September 30, 2001 Compared to the Year Ended September 30, 2000

   Revenues. During the year ended September 30, 2001, revenues, which consisted almost entirely of finance income, increased $6.0 million, or 33.1%, to $24.1 million from $18.1 million for the year ended September 30, 2000. The increase in finance income was primarily due to an increase in collections on consumer receivables acquired for liquidation that were purchased in January 2001, partially offset by a reduction of $873,000 in interest income due to lower balances of automobile loan receivables. During the year ended
September 30, 2001, we paid $65.1 million for our acquisition of portfolios acquired for liquidation, compared to $1.4 million in the year ended
September 30, 2000. Servicing fee income on contracts from automobile loans receivables sold decreased $56,000, or 80.0%, during the year ended
September 30, 2001, to $14,000 from $70,000 for the year ended September 30, 2000, due to the continuing decline in automobile loans serviced for others. The decrease in servicing fee income was due to the substantial decrease of previously sold automobile loans serviced by us during the year ended September 30, 2001, as compared to the prior year.

   General and Administrative Expenses. During the year ended September 30, 2001, general and administrative expenses increased $1.6 million, or 39.0%, to $5.7 million from $4.1 million for the year ended September 30, 2000, and represented 57.8% of total expenses. The increase in general and administrative expenses was primarily attributable to an increase in our internal servicing expenses associated with the increase in portfolios acquired during the year ended September 30, 2001, being serviced by our staff as compared to the prior year, partially offset by decreased expenses associated with servicing automobile loan receivables.

   Third-Party Servicing Expenses. During the year ended September 30, 2001, third-party servicing expenses increased to $2.8 million and represented 28.2% of total expenses for the year ended September 30, 2001. We did not incur any third-party servicing expenses during the year ended September 30, 2000. The increase in third-party servicing expenses was due to servicing costs on consumer receivables that were purchased during the fiscal year ended September 30, 2001, and were not being serviced during the prior year.

   Interest Expense. During the year ended September 30, 2001, interest expense increased by $510,000, or 124.4%, to $920,000 from $410,000 for the year ended September 30, 2000, and represented 9.4% of total expenses. The increase resulted from an increase in borrowings by us that were used for portfolio acquisitions during the year ended September 30, 2001, as compared to the year ended September 30, 2000. At September 30, 2001, we had
$29.7 million in borrowings outstanding as compared to no borrowings outstanding at September 30, 2000. In addition, the increase was due to a profit participation that was accrued on a portfolio during the year ended September 30, 2001, that was not being serviced during the prior year and is included in interest expense.

   Provision for Credit Losses. During the year ended September 30, 2001, the provision for credit and other losses decreased by $3.5 million, or 87.5%, to $450,000 from $4.0 million for the year ended

September 30, 2000, and represented 4.6% of total expenses. The decrease was primarily due to our reserving $2.3 million against our investment in Small Business Resources, Inc., a company in the business of marketing small business products over the internet, and $1.0 million for potential obligations of consumer receivables that have been previously sold during the year ended September 30, 2000, as compared to our reserving $250,000 for the investment in SBR and not adding any additional reserves on previously sold receivables during the year ended September 30, 2001. We have no intention of making any additional investment in SBR.

   Net income. During the year ended September 30, 2001, net income increased $2.8 million, or 48.3%, to $8.6 million from $5.8 million for the year ended September 30, 2000. During the year ended September 30, 2001, net income per share increased $0.63 per share (diluted) or 44.1% to $2.06 per share (diluted) from $1.43 per share (diluted) for the year ended September 30, 2000. The income in earnings per share was less than the increase in net income as a result of a higher weighted average number of shares outstanding (diluted) compared to the prior period.

Liquidity and Capital Resources

   As of March 31, 2003, we had cash and cash equivalents of $14.9 million compared to $2.2 million at September 30, 2002. The increase in cash and cash equivalents during the six-month period ended March 31, 2003, was primarily due to a decrease in the repayment of debt, a reduction in consumer receivable purchases and the sale of most of our factoring receivables in November 2002. Our primary sources of cash from operations include payments on the receivable portfolios that we have acquired. Our primary uses of cash include our purchases of consumer receivable portfolios. We rely significantly upon our lenders and others, including our affiliates, to provide the funds necessary for the purchase of consumer and commercial accounts receivable portfolios. While we maintain a $25 million line of credit for portfolio purchases, we also may arrange financing on a transactional basis. While we have historically been able to finance these purchases, we do not have committed loan facilities, other than our $25 million line of credit with a financial institution. As of March 31, 2003, we had outstanding borrowing of $1.8 million under this facility and, as of the date hereof, we have $12.4 million outstanding under our line of credit. We intend to use a portion of the proceeds from this offering to repay outstanding amounts under our line of credit. See "Use of Proceeds."

   The following table shows the changes in finance receivables, including amounts paid to acquire new portfolios:

                                                                                                                      Six Months
                                                                               Year Ended September 30,             Ended March 31,
                                                                      ------------------------------------------    ---------------
                                                                       1999      2000         2001         2002      2002     2003
                                                                      ------    ------   -------------    ------    ------   ------
                                                                                         (in millions)
Balance at beginning of period ....................................   $  0.9    $ 16.5       $  4.4       $ 43.8    $ 43.8   $ 36.1
Acquisitions of finance receivables,
  net of buybacks..................................................     55.5       1.5         65.1         36.6      17.0      4.4
Cash collections, including
  sales, applied to principal (1)..................................    (39.6)    (13.3)       (25.7)       (44.3)    (23.0)   (13.8)
Portfolio writedown ...............................................     (0.3)     (0.3)          --           --        --       --
                                                                      ------    ------       ------       ------    ------   ------
Balance at end of period ..........................................   $ 16.5    $  4.4       $ 43.8       $ 36.1    $ 37.8   $ 26.7
                                                                      ======    ======       ======       ======    ======   ======

---------------
(1) Cash collections applied to principal consists of cash collections less income recognized on finance receivables plus amounts received by us from the sale of consumer receivable portfolios to third parties.

   Net cash provided by operating activities was $14.9 million during the year ended September 30, 2002, compared to $6.1 million during the year ended September 30, 2001. The increase was primarily due to an increase in income taxes payable, other liabilities and net income at September 30, 2002, compared to the same period in the prior year. Net cash provided by operating activities was $2.6 million during the six months ended March 31, 2003, compared to net cash provided by operating activities of $5.8 million during the six months ended March 31, 2002. The decrease in net cash provided by operating activities was

   Net cash provided by investing activities was $8.9 million during the year ended September 30, 2002, compared to net cash used in investing activities of $39.9 million during the year ended September 30, 2001. The increase in cash from investing activities was primarily due to a decrease in purchases of consumer receivables acquired for liquidation which was offset by an increase in collections during the year ended September 30, 2002, compared to the prior year. Net cash provided by investing activities was $10.4 million during the six months ended March 31, 2003, compared to net cash provided by investing activities of $6.3 million during the six months ended March 31, 2002. The increase in net cash provided by investing activities was primarily due to a decrease in the purchase of accounts acquired for liquidation and the sale of most of the factoring receivables which was offset by a decrease in collections of consumer receivables acquired for liquidation during the six months ended March 31, 2003, compared to the same period in the prior year.

   Net cash used in financing activities was $27.3 million during the year ended September 30, 2002, compared to net cash provided by financing activities of $29.0 million for the prior year. The increase in net cash used in financing was primarily due to a substantial increase in debt payments during the year ended September 30, 2002, as compared to the prior year. The increase in debt payments was due to an increase in principal collections that was used to repay debt on accounts acquired for liquidation during the year ended September 30, 2002, as compared to the year ended September 30, 2001. Net cash used in financing activities was $0.3 million during the six months ended March 31, 2003, compared to net cash used of $12.9 million during the six months ended March 31, 2002. The decrease in net cash used in financing activities was primarily due to an overall decrease in debt payments which was partially offset by a decrease in borrowings during the six months ended
March 31, 2003, compared to the same prior year period. The decrease in debt payments was due to an increase in principal collections that was used to repay debt on accounts acquired for liquidation during the six months ended March 31, 2003, as compared to the six months ended March 31, 2002. The decrease in borrowings was due to a decrease in purchases of accounts acquired for liquidation during the six months ended March 31, 2003, as compared to the same prior year period.

    We have a $25 million line of credit with a bank with interest at the prime rate that was 4.25% at March 31, 2003. The advances under this credit line are collateralized by portfolios of consumer receivables acquired for liquidation, and the loan agreement contains customary financial and operating covenants that must be maintained in order for us to borrow funds. This line expires on January 31, 2004. As of March 31, 2003, there was approximately $1.8 million outstanding under this line of credit and we were in compliance with all of the covenants under this line of credit. We are, in the ordinary course, evaluating other portfolios that we may acquire following the date hereof. We currently have $12.4 million outstanding under our line of credit, which amounts were used to acquire consumer receivable portfolios, and $12.6 million in availability. In the event we elect to acquire one or more significant portfolios prior to the closing of this offering, we will need to increase our available borrowings. We believe that we can obtain any necessary financing from our existing lender or from other sources. We intend to use approximately $12.4 million of the net proceeds from this offering to pay outstanding amounts under our line of credit. In addition, we may use net proceeds from this offering to repay additional borrowings incurred from time to time under our credit line or otherwise. See "Use of Proceeds."

   In August 2001, an investment banking firm provided approximately
$29.9 million of financing in exchange for a note with interest at LIBOR plus 2% and the right to receive 50% of subsequent collections, net of expenses, from the portfolio collateralizing the obligation, once the note and advances by one of our subsidiaries have been repaid. In December 2001, we purchased one-half of this right to receive subsequent collections for $1.5 million and a third party purchased the other one-half for $1.5 million. The 25% participation due a third party has been accrued and is included in other liabilities. As of December 31, 2002, this note was paid in full.

   In January 2002, we purchased a 35% interest in a consumer receivable portfolio and financed the entire purchase price of $1.6 million through a note to the seller. The note bears interest at 15%. The outstanding balance was payable from the cash flows of a specific portfolio. This note was paid in full in September 2002.

    Our cash requirements have been and will continue to be significant. We depend on external financing to acquire consumer receivables. During the six months ended March 31, 2003, we acquired consumer portfolios at a cost of approximately $4.4 million. Since March 31, 2003, we have purchased eight portfolios of distressed consumer credit card receivables having an aggregate outstanding balance totaling approximately $983 million for an aggregate purchase price of approximately $31.2 million. In addition, we are, in the ordinary course, evaluating other portfolios that we may acquire following the date hereof.These acquisitions were financed with our cash on hand and borrowings under our existing line of credit.

   We anticipate that the net proceeds to us from this offering, funds available under our current credit facility as well as funds that may be made available by Asta Group, Incorporated, an affiliate of ours, and cash from operations will be sufficient to satisfy our estimated cash requirements for at least the next 12 months. If for any reason our available cash otherwise proves to be insufficient to fund operations (because of future changes in the industry, general economic conditions, unanticipated increases in expenses, or other factors, including acquisitions), we may be required to seek additional funding.

   Although we have no present plans or intentions, we may consider possible acquisitions of, or investments in, complementary businesses. Any such possible acquisitions or investments may be material and may require us to incur a significant amount of debt or issue a significant amount of equity securities. Further, any business that we acquire or invest in will likely have its own capital needs, which may be significant, and which we may be called upon to satisfy.

Supplementary Information on Consumer Receivables Portfolios

                              Portfolio Purchases

                                                                              Six Months
                                                          Year Ended            Ended
                                                         September 30,        March 31,
                                                       -----------------    --------------
                                                       2001       2002      2002     2003
                                                      ------    --------   ------    -----
                                                                  (in millions)
Aggregate Purchase Price ..........................   $ 65.1    $   36.6   $ 17.0    $ 4.4
Aggregate Portfolio Value .........................    687.4     1,495.7    384.0     88.1


             Schedule of Portfolios by Income Recognition Category


                             September 30, 2001         September 30, 2002           March 31, 2002             March 31, 2003
                           -----------------------    -----------------------    -----------------------    -----------------------
                             Cost        Interest       Cost        Interest       Cost        Interest        Cost       Interest
                           Recovery       Method      Recovery       Method      Recovery       Method       Recovery      Method
                          Portfolios    Portfolios   Portfolios    Portfolios   Portfolios    Portfolios    Portfolios   Portfolios
                          ----------    ----------   ----------    ----------   ----------    ----------    ----------   ----------
                                                                        (in millions)
Original Purchase
  Price (at period end)    $   44.1       $ 78.4      $   46.6      $  112.1     $   45.0       $ 95.0       $   46.8     $  116.3
Cumulative Aggregate
  Managed Portfolios
  (at period end)......     1,645.8        631.2       1,964.2       1,808.5      1,863.2        799.8        1,997.0      1,863.8
Receivable Carrying
  Value (at period end)         3.5         40.3           3.3          32.8          3.0         35.0            2.6         24.1
Finance Income Earned
  (for the respective
  period)..............         6.1         15.8           6.2          28.1          2.7         15.1            3.4         10.9
Total Cash Flows (for
  the respective
  period)..............         7.0         40.5           9.0          69.6          4.1         36.9            4.4         23.7


   The original purchase price reflects what we paid for the receivables from 1998 through the end of the respective period. The cumulative aggregate managed portfolio balance is the original aggregate amount owed by the borrowers at the end of the respective period. We purchase consumer receivables at substantial discounts from the face amount. We record interest income on our receivables under either the cost recovery or interest method. The receivable carrying value represents the current basis in the receivables after collections and amortization of the original price.

   We do not anticipate collecting the majority of the purchased principal amounts. Accordingly, the difference between the carrying value of the portfolios and the gross receivables is not indicative of future revenues from these accounts acquired for liquidation. Since we purchased these accounts at significant discounts, we anticipate collecting only a portion of the face amounts.

   For the six months ended March 31, 2003, we earned interest income of $3.4 million under the cost recovery method because we collected $3.4 million in excess of our purchase price on certain receivable portfolios. In addition, we earned $10.9 million of interest income under the interest method based on actuarial computations on certain portfolios based on actual collections during the period based on what we project to collect in future periods.

   The sum of total cash flows of $28.2 million less the sum of total finance income earned on consumer receivables acquired for liquidation of $14.3 million, is $13.8 million or the principal amortized on receivables acquired for liquidation as per the statement of cash flows for the six months ended March 31, 2003.

New Accounting Pronouncements

   In April 2002, the FASB issued SFAS Statement No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections." SFAS No. 145 rescinds SFAS No. 4, which required all gains and losses from extinguishment of debt to be aggregated and, if material, classified as an extraordinary item, net of related income tax effect. As a result, the criteria in APB Opinion No. 30 will now be used to classify those gains and losses. SFAS No. 64 amended SFAS No. 4 and is no longer necessary because SFAS No. 4 has been rescinded. SFAS No. 145 amends SFAS Statement No. 13 to require that certain lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions. SFAS No. 145 also makes technical corrections to existing pronouncements. While those corrections are not substantive in nature, in some instances, they may change accounting practice. SFAS No. 145 is required to be applied for fiscal years after May 15, 2002. The adoption of this Statement is not expected to have a material effect on our financial statements.

   In June 2002, the FASB issued SFAS Statement No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. This Statement also established that fair value is the objective for initial measurement of the liability. The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of this Statement is not expected to have a material effect on our financial statements.

   We have adopted the disclosure requirements of SFAS No. 148, "Accounting for Stock-Based Compensation -- Transition and Disclosure" effective December
2002. SFAS 148 amends FASB Statement No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based compensation and also amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the methods of accounting for stock-based employee compensation and the effect of the method used on reported results. As permitted by SFAS 148 and SFAS 123, we continue to apply the accounting provisions of Accounting Principles Board Opinion Number 25, "Accounting for Stock Issued to
Employees," and related interpretations, with regard to the measurement of compensation cost for options granted under our Stock Option Plans. No employee compensation expense has been recorded as all options granted had an exercise price equal to the market value of the underlying common stock on the date of grant.


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                                  OUR BUSINESS


General

   We acquire, manage, collect and service portfolios of consumer receivables. These portfolios generally consist of one or more of the following types of consumer receivables:

   o charged-off receivables -- accounts that have been written-off by the originators and may have been previously serviced by collection agencies;

   o semi-performing receivables -- accounts where the debtor is making partial or irregular monthly payments, but the accounts may have been written-off by the originators; and

   o performing receivables -- accounts where the debtor is making regular monthly payments that may or may not have been delinquent in the past.

   We acquire these consumer receivable portfolios at a significant discount to the amount actually owed by the debtors. We acquire these portfolios after a qualitative and quantitative analysis of the underlying receivables and calculate the purchase price so that our estimated cash flow offers us an adequate return on our acquisition costs and servicing expenses. After purchasing a portfolio, we actively monitor its performance and review and adjust our collection and servicing strategies accordingly. From July 1, 1998 through March 31, 2003, we have acquired portfolios with a face value of $3.9 billion for $163.1 million, or 4.2% of the face value of such portfolios.

   We purchase receivables from creditors and others through privately negotiated direct sales and auctions in which sellers of receivables seek bids from several pre-qualified debt purchasers. These receivables consist primarily of MasterCard(R), Visa(R), retail installment contracts, secured asset portfolios and private label credit card accounts. We pursue new acquisitions of consumer receivable portfolios on an ongoing basis through

   o our relationships with industry participants, collection agencies, investors and our financing sources;

   o brokers who specialize in the sale of consumer receivable portfolios; and

   o other sources.

   Our objective is to maximize our return on investment on acquired consumer receivable portfolios. As a result, before acquiring a portfolio, we analyze the portfolio to determine how to best maximize collections in a cost efficient manner and decide whether to use our internal servicing and collection department or third-party servicers and collection agencies.

   If we elect to outsource the servicing of receivables, our senior management typically determines the appropriate servicer based on the type of receivables purchased. Once a group of receivables is sent to a third-party servicer our management actively monitors and reviews the servicer's performance on an ongoing basis. Based on portfolio performance guidelines, our management either will move certain receivables from one third-party servicer to another or to our internal servicing department if it anticipates that this will result in an increase in collections or it will sell the portfolio. In
December 2002, we acquired a collection center which expanded our internal collection and servicing capabilities. The collection center currently employs approximately 40 persons, including senior management who have an average tenure of nine years at the collection center and has the capacity for more than 100 employees. We believe that the retention of these employees, as well as the increased capacity available at the collection center, will better assist us in monitoring our third-party servicers, while giving us greater flexibility in the future for servicing in-house a larger percentage of our consumer receivable portfolios.

   We acquire portfolios through a combination of internally generated cash flow and bank debt. In the past, on certain large portfolio acquisitions we have partnered with a large financial institution in which we shared in the revenues generated from the collections on the portfolios. With the proceeds from this offering, we may have the ability to acquire new portfolios without the assistance of these institutions, which would enhance our returns on those portfolios.


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
   We were formed in 1994 as an affiliate of Asta Group, Incorporated, an entity owned by Arthur Stern, our Chairman of the Board and an Executive Vice President, Gary Stern, our President and Chief Executive Officer, and other members of the Stern family, to purchase, at face value, retail installment sales contracts secured by motor vehicles. We became a public company in November 1995. In 1999, we decided to capitalize on our management's more than 40 years of experience and expertise in acquiring and managing consumer receivable portfolios for Asta Group. As a result, we ceased purchasing these automobile contracts and, with the assistance and financial support of Asta Group, purchased our first significant consumer receivable portfolio. Since then, Asta Group ceased acquiring consumer receivable portfolios and, accordingly, does not compete with us.

Market Overview

   The purchasing, servicing and collecting of consumer receivables is a growing market that is driven by increasing levels of consumer debt, increasing charge-offs of the underlying receivables by credit originators and increasing utilization of third-party providers to execute the recovery of defaulted receivables. According to the U.S. Federal Reserve Board, consumer credit, which consists of non-real estate related short- and intermediate-term credit extended to individuals, had grown approximately 37% to $1.7 trillion on March 31, 2003, from $1.2 trillion on December 31, 1997. According to the Consumer Bankers Association, the delinquency rate on non-mortgage consumer obligations reached its highest level in a decade at December 31, 2001, 1.86%, an approximately 33% increase from its level at December 31, 2000 of 1.40%. Collections & Credit Risk, an industry publication, estimates that consumer credit charge-offs during 2001 totaled $60 billion. Meanwhile, according to the Nilson Report, a credit card industry newsletter, credit originators outsourced an estimated $135 billion in defaulted consumer receivables for collection in 2000, nearly double the $73 billion outsourced for collection in 1990.

   The accounts receivable management industry services consumer credit originators including banks, healthcare providers, utilities, telecommunications providers, consumer finance companies, retail businesses and auto lenders, among others. We believe that the dollar amount of defaulted receivables being sold or placed for collection by creditors typically increases with the level of consumer obligations during periods of relative economic strength. However, we also believe that although consumer obligations tend to decline during periods of relative economic weakness, consumer receivable portfolios continue to remain available for purchase as a result of an increase in default rates during such periods.

   Originators have sought to limit losses on consumer debt accounts by:

   o performing recovery through an internal collections staff;

   o outsourcing recovery activities to third-party collection agencies; and

   o selling their charged-off receivables for cash.

   We believe the market for buying consumer receivable portfolios has expanded due to a steadily increasing volume of delinquent and charged-off consumer debt coupled with a shift by originators or credit grantors toward selling those portfolios.

   Historically, originators relied on an internal collection staff and, after a period of time, transferred any delinquent accounts to outside collection agencies. After attempting to collect these delinquent accounts, originators typically write-off these receivables as uncollectible. Furthermore, many originators have realized that by selling these consumer receivables through bulk sales, they can redirect their personnel and assets to service their performing receivables and recoup a portion of the receivables that have been deemed uncollectible and written-off. From the originators' perspective, selling consumer receivable portfolios prior to or after write-off yields immediate cash proceeds and represents a substantial reduction in the time period and expense typically required for traditional collection and recovery efforts.

   These consumer receivable portfolios are sold at substantial discounts to the balances owed on the receivables, with the purchase price varying depending on the amount that both the purchaser and seller anticipate recovering and the costs associated with recovering these receivables. Some originators pursue an

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
auction type approach to selling receivables portfolios and seek bids from competing industry parties. Other originators sell receivable portfolios in privately negotiated, direct sales or through private brokered sales.

Strategy

   Our primary objective is to utilize our management's experience and expertise to grow our business by identifying, evaluating, pricing and acquiring consumer receivable portfolios and maximizing collections of such receivables in a cost efficient manner. Our strategy includes:

      Managing the collection and servicing of our consumer receivable portfolios. We seek to maximize collection of our receivables while minimizing the costs associated with such collections. As a result, we have developed strategic relationships with third-party servicers and will continue to outsource a majority of our collections and servicing. This has enabled us, and we believe will continue to enable us, to successfully maintain relatively low fixed overhead costs. In addition, we will continue to utilize our internal staff to oversee the collection and servicing activities of our third-party servicers as well as collect and service selected portfolios ourselves if we believe that such servicing by us would achieve our goals. In order to facilitate those functions, we acquired a collection center in December 2002 that currently employs approximately 40 employees with capacity for more than 100 employees. This facility expands our internal collection and servicing activities on selected portfolios. We believe this will allow us to better monitor our third-party servicers while giving us greater flexibility in the future for servicing our portfolios.

      Expanding financial flexibility through increased capital and lines of credit. Historically, we have depended on external sources, including our credit facilities, in addition to internally generated cash flows, to finance our acquisitions of consumer receivable portfolios. In the past, in order for us to purchase larger portfolios, we obtained additional sources of funding and have been required to share a portion of the revenues we received from the collection of receivables with our funding sources. We believe that the proceeds of this offering will permit us to obtain increased lines of credit and, coupled with our current cash position and internally generated cash flows, will allow us to reduce or eliminate the need to share profits with our lenders and will enable us to acquire larger portfolios of higher quality receivables.

      Capitalizing on our strategic relationships to identify and acquire consumer receivable portfolios. We have fostered and intend to continue to foster new relationships with third parties, including our servicers and financing sources, to assist us in identifying and acquiring additional consumer receivable portfolios. We believe that these relationships have given us and will continue to give us a competitive advantage in identifying and acquiring consumer receivable portfolios that meet our purchase criteria.

      Expanding our business through the purchase of consumer receivables from new and existing sources. We opportunistically purchase consumer receivable portfolios that consist of Mastercard(R), Visa(R) and other credit card accounts. We have capitalized, and will continue to capitalize, on our experience and expertise to expand the types and sources of receivable portfolios that we acquire, including retail installment contracts, private label credit card accounts, secured asset portfolios and other consumer credit receivables. We acquire consumer receivable portfolios whose face values range from a few million dollars to over a billion dollars. We believe that the diversity in the types of consumer receivables that we pursue provides us with a variety of opportunities for growth.

We believe that as a result of our management's experience and expertise, and the fragmented market in which we operate, we are well-positioned to successfully implement our strategy.

Consumer Receivables Business

 Receivables Purchase Program

   We purchase bulk receivable portfolios that include charged-off receivables, semi-performing receivables and performing receivables. These receivables consist primarily of MasterCard(R), Visa(R), retail installment contracts, secured asset portfolios and private label credit card accounts, among other types of receivables.

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
From time to time, we may acquire directly, and indirectly through the consumer receivable portfolios that we acquire, secured consumer asset portfolios.

   We identify potential portfolio acquisitions on an ongoing basis through:

   o our relationships with industry participants, collection agencies, investors and our financing sources;

   o brokers who specialize in the sale of consumer receivable portfolios; and

   o other sources.

   Historically, the purchase prices of the consumer receivable portfolios that we have acquired have ranged from $500,000 to more than $50 million. As a part of our strategy to acquire consumer receivable portfolios, we have from time to time entered into, and may continue to enter into, joint ventures and participation and profit sharing agreements with our sources of financing and our servicers. These arrangements may take the form of a joint bid, shared ownership of an entity specially formed for a specific portfolio purchase or a profit-sharing arrangement with a servicer or financing source who assists in the acquisition of a portfolio and may waive its right to receive a commission and provide us with more favorable non-recourse financing terms or a discounted servicing commission.

   We utilize our relationships with brokers, servicers and sellers of portfolios to locate portfolios for purchase. Our senior management is responsible for:

   o coordinating due diligence, including in some cases on-site visits to the seller's office;

   o stratifying and analyzing the portfolio characteristics;

   o valuing the portfolio;

   o preparing bid proposals;

   o negotiating pricing and terms;

   o closing the purchase; and

   o coordinating the receipt of account documentation for the acquired portfolios.

   The seller or broker typically supplies us with either a sample listing or the actual portfolio being sold on compact disk, a diskette or other form of media. We analyze each consumer receivable portfolio to determine if it meets our purchasing criteria. We may then prepare a bid or negotiate a purchase price. If a purchase is completed, senior management monitors the portfolio's performance and uses this information in determining future buying criteria and pricing.

   We purchase receivables at substantial discounts from the balance actually owed by the consumer. We determine how much to bid on a portfolio and a purchase price by evaluating many different variables, such as:

   o the number of collection agencies previously attempting to collect the receivables in the portfolio;

   o the average balance of the receivables;

   o the age of the receivables;

   o number of days since charge-off;

   o payments made since charge-off; and

   o the locations of the debtors.

   Once a receivable portfolio has been identified for potential purchase, we prepare quantitative analyses based on extracting customer level data from external sources, other than the issuer, to analyze the potential collectibility of the portfolio. We also analyze the portfolio by comparing it to similar portfolios previously acquired by us. In addition, we perform qualitative analyses of other matters affecting the value of portfolios, including a review of the delinquency, charge off, placement and recovery policies of the originator as well

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
as the collection authority granted by the originator to any third party collection agencies, and, if possible, by reviewing their recovery efforts on the particular portfolio. After these evaluations are completed, members of our senior management discuss the findings, decide whether to make the purchase and finalize the price at which we are willing to purchase the portfolio.

   We purchase most of our consumer receivable portfolios directly from originators and other sellers including, from time to time, our servicers through privately negotiated direct sales and through auction type sales in which sellers of receivables seek bids from several pre-qualified debt purchasers. In order for us to consider a potential seller as a source of receivables, a variety of factors are considered. Sellers must demonstrate that they have:

   o adequate internal controls to detect fraud;

   o the ability to provide post sale support; and

   o the capacity to honor buy-back and return warranty requests.

   Generally, our portfolio purchase agreements provide that we can return certain accounts to the seller. However, in some transactions, we may acquire a portfolio with few, if any, rights to return accounts to the seller. After acquiring a portfolio, we conduct a detailed analysis to determine which accounts in the portfolio should be returned to the seller. Although the terms of each portfolio purchase agreement differ, examples of accounts that may be returned to the seller include:

   o debts paid prior to the cutoff date;

   o debts in which the consumer filed bankruptcy prior to the cutoff date;
     and

   o debts in which the consumer was deceased prior to cutoff date.

   We generally use third-parties to determine bankrupt and deceased accounts, which allows us to focus our resources on portfolio collections. Under a typical portfolio purchase agreement, the seller refunds the portion of the purchase price attributable to the returned accounts or delivers replacement receivables to us. Occasionally, we will acquire a well seasoned portfolio at a reduced price from a seller that is unable to meet all of our purchasing criteria. When we acquire such portfolios, the purchase price is discounted beyond the typical discounts we receive on the portfolios we purchase that meet our purchasing criteria.

 Receivable Servicing

   Our objective is to maximize our return on investment on acquired consumer receivable portfolios. As a result, before acquiring a portfolio, we analyze the portfolio to determine how to best maximize collections in a cost efficient manner and decide whether to use our internal servicing and collection department or third-party servicers and collection agencies.

   Therefore, if we are successful in acquiring the portfolios, we can promptly process the receivables that were purchased and commence the collection process. Unlike collection agencies that typically have only a specified period of time to recover a receivable, as the portfolio owners we have significantly more flexibility in establishing payment programs.

   Once a portfolio has been acquired, we or our servicer generally download all receivable information provided by the seller into an account management system and reconcile certain information with the information provided by the seller in the purchase contract. We or our servicers send notification letters to obligors of each acquired account explaining, among other matters, our new ownership and asking that the obligor contact us. In addition, we notify credit bureaus of our new ownership of the receivables.

   Our senior management typically determines the appropriate servicer based on the type of receivables purchased. Once a group of receivables is sent to a third-party servicer our management actively monitors and reviews the servicer's performance on an ongoing basis. Our management receives detailed analyses, including collection activity and portfolio performance, from our internal servicing departments to assist it in evaluating the results of the efforts of the third-party servicers. Based on portfolio performance guidelines,

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
our management will move certain receivables from one third-party servicer to another or to our internal servicing department if it anticipates that this will result in an increase in collections.

   We presently outsource the majority of our receivable servicing to third-party servicers, including OSI and its affiliates. We have entered into various agreements with OSI under which we have retained OSI to service and collect a significant portion of our consumer receivables. We have been informed that OSI and certain of its affiliates filed for a Chapter 11 reorganization on or about May 12, 2003. Based on information we have received to date, we believe that OSI and its affiliates will continue to operate in the ordinary course in servicing receivables through its Chapter 11 proceeding and that the filing by OSI and its affiliates will not have a material adverse effect on our operations.

   In December 2002, we acquired a collection center that currently employs approximately 40 experienced persons with the capacity for over 100 employees. This facility expands our internal collection and servicing capabilities, gives us greater flexibility and control over the servicing of our consumer receivables portfolios and assists us in monitoring our third-party servicers.

   We have four main internal servicing departments:

   o collection/skiptrace;

   o legal;

   o customer service; and

   o accounting.

   Collection/Skiptrace. The collection/skiptrace department is responsible for making contact with the obligors and collecting on our consumer receivable portfolios that are not being serviced by a third-party servicer. This department uses a friendly, customer service approach to collect on receivables. Through the use of our collection software and telephone system, each collector is responsible for:

   o contacting customers;

   o explaining the benefits of making payment on the obligations; and

   o working with the customers to develop acceptable means to satisfy their obligations.

We and our third-party servicers have the flexibility to structure repayment plans that accommodate the needs of obligors by:

   o offering obligors a discount on the overall obligation; and

   o tailoring repayment plans that provide for the payment of these obligations as a component of the obligor's monthly budget.

   We also use a series of collection letters, late payment reminders, and settlement offers that are sent out at specific intervals or at the request of a member of our collection department. When the collection department cannot contact the customer by either telephone or mail, the account is referred to the skiptrace department.

   The skiptrace department is responsible for locating and contacting customers who could not be contacted by either the collection or legal departments. The skiptrace employees use a variety of public and private third-party databases to locate customers. Once a customer is located and contact is made by a skiptracer, the account is then referred back to the collection or legal department for follow-up. The skiptrace department is also responsible for finding current employers and locating assets of obligors when this information is deemed necessary.

   Legal. If the collection department determines that the customer has the ability to satisfy his obligation but our normal collection activities have not resulted in any resolution of the customer's obligations, the account is referred to the legal department, which consists of non-lawyer administrative staff experienced in collection work. The legal department refers legal case proceedings to outside counsel. The legal department also refers accounts to the skiptrace department to obtain a current phone number, address, the location of

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
assets of the obligor or the identity of the obligor's employer. In addition, the legal department communicates with the collection attorneys that we utilize throughout the country.

   Customer Service. The customer service department is responsible for:

   o handling incoming calls from debtors and collection agencies that are responsible for collecting on our consumer receivable portfolios;

   o coordinating customer inquiries and assisting the collection agencies in the collection process;

   o handling buy-back and information requests from companies who have purchased receivables from us;

   o working with the buyers during the transition period and post sale process; and

   o handling any issues that may arise once a receivable portfolio has been sold.

   Accounting. The accounting department is responsible for:

   o making daily deposits of customer payments;

   o posting these payments to the customer's account;

   o mailing monthly statements to customers; and

   o in conjunction with the customer service department, providing senior management with weekly and monthly receivable activity and performance reports.

   Accounting employees also assist collection department employees in handling customer disputes with regard to payment and balance information. The accounting department also assists the customer service department in the handling of buy-back requests from companies who have purchased receivables from us. In addition, the accounting department reviews the results of the collection of consumer receivable portfolios that are being serviced by third-party collection agencies.

Portfolio Sales

   We may, from time to time, sell certain receivables to other debt buyers to increase revenue and cash flows. There are many factors that contribute to the decision of which receivables to sell and which to service, including:

   o the age of the receivables;

   o the status of the receivables -- whether paying or non-paying; and

   o the selling price.

Factoring Business

   In March 2000, we formed Asta Commercial, LLC, a wholly owned subsidiary, to factor commercial invoices. Asta Commercial specialized in providing working capital to small, growing companies with unique financing needs primarily secured by accounts receivable.

   In order to focus on our core business, acquiring, managing, servicing and recovering on portfolios of consumer receivables, Asta Commercial sold a majority of its factored receivables and discontinued factoring new receivables in November 2002.

Other Activities

   In February 2000, we entered into a stock purchase and financing agreement with Small Business Resources, Inc., ("SBR"), which is in the business of marketing a variety of products to small businesses over the internet. We invested a total of $2.5 million in SBR, consisting of a loan of $1.75 million and an equity investment of $750,000, for a one-third ownership interest including warrants to purchase shares of common stock of SBR. The investment was funded from cash provided by operations. As of September 30, 2001, we had written-off our entire $2.5 million investment.


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   In April 2002, we entered into a forbearance agreement with SBR in connection with the loans we provided to SBR. Under the terms of the forbearance agreement and a warrant agreement, we are entitled to purchase an additional 5% equity interest in SBR. We have no intention of making any additional investment in SBR.

Competition

   Our businesses of purchasing distressed consumer receivables is highly competitive and fragmented, and we expect that competition from new and existing companies will increase. We compete with:

   o other purchasers of consumer receivables, including third-party collection companies; and

   o other financial services companies who purchase consumer receivables.

   Some of our competitors are larger and more established and may have substantially greater financial, technological, personnel and other resources than we have, including access to capital markets. We believe that no individual competitor or group of competitors has a dominant presence in the market.

   We compete with our competitors for consumer receivable portfolios based on many factors, including:

   o purchase price;

   o representations, warranties and indemnities requested;

   o speed in making purchase decisions; and

   o reputation of the purchaser.

   Our strategy is designed to capitalize on the market's lack of a dominant industry player. We believe that our management's experience and expertise in identifying, evaluating, pricing and acquiring consumer receivable portfolios and managing collections coupled with our strategic alliances with third-party servicers and our sources of financing give us a competitive advantage. However, we cannot assure that we will be able to compete successfully against current or future competitors or that competition will not increase in the future.

Management Information Systems

   We believe that a high degree of automation is necessary to enable us to grow and successfully compete with other finance companies. Accordingly, we continually upgrade our computer hardware and, when necessary, our software to support the servicing and recovery of consumer receivables acquired for our liquidation and factoring businesses. Our telecommunications and computer systems allow us to quickly and accurately process large amounts of data necessary to purchase and service consumer receivable portfolios. In addition, we rely on the information technology of our third-party servicers and periodically review their systems to ensure that they can adequately service our consumer receivable portfolios.

   Due to our desire to increase productivity through automation, we intend to periodically review our systems for possible upgrades and enhancements.

Government Regulation

   The relationship of a consumer and a creditor is extensively regulated by federal, state and municipal laws, rules, regulations and ordinances. These laws include, but are not limited to, the following statutes and regulations promulgated thereunder: the Federal Truth-In-Lending Act, the Fair Credit Billing Act, the Equal Opportunity Act and the Fair Credit Reporting Act, as well as comparable statutes in states where consumers reside and/or where creditors are located. Among other things, the laws and regulations applicable to various creditors impose disclosure requirements regarding the advertisement, application, establishment and operation of credit card accounts or other types of credit programs. Federal law requires a creditor to disclose to consumers, among other things, the interest rates, fees, grace periods and balance calculations methods associated with their accounts. In addition, consumers are entitled to have payments and credits applied to their accounts promptly, to receive prescribed notices and to require billing errors to be resolved promptly. In

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
addition, some laws prohibit certain discriminatory practices in connection with the extension of credit. Further, state laws may limit the interest rate and the fees that a creditor may impose on consumers. Failure by the creditors to have complied with applicable laws could create claims and rights to offset by consumers that would reduce or eliminate their obligations, which could have a material adverse effect on our operations. Pursuant to agreements under which we purchase receivables, we are typically indemnified against losses resulting from the failure of the creditor to have complied with applicable laws relating to the receivables prior to our purchase of such receivables.

   Certain laws, including the laws described above, may limit our ability to collect amounts owing with respect to the receivables regardless of any act or omission on our part. For example, under the federal Fair Credit Billing Act, a credit card issuer may be subject to certain claims and defenses arising out of certain transactions in which a credit card is used if the consumer has made a good faith attempt to obtain satisfactory resolution of a problem relative to the transaction and, except in cases where there is a specified relationship between the person honoring the card and the credit card issuer, the amount of the initial transaction exceeds $50 and the place where the initial transaction occurred was in the same state as the consumer's billing address or within 100 miles of that address. Accordingly, as a purchaser of defaulted receivables, we may purchase receivables subject to valid defenses on the part of the consumer. Other laws provide that, in certain instances, consumers cannot be held liable for, or their liability is limited to $50 with respect to, charges to the credit card credit account that were a result of an unauthorized use of the credit card account. No assurances can be given that certain of the receivables were not established as a result of unauthorized use of a credit card account, and, accordingly, the amount of such receivables may not be collectible by us.

   Several federal, state and municipal laws, rules, regulations and ordinances, including, but not limited to, the Federal Fair Debt Collection Practices Act and the Federal Trade Commission Act and comparable state statutes regulate consumer debt collection activity. Although, for a variety of reasons, we may not be specifically subject to the FDCPA and certain state statutes specifically addressing third-party debt collectors, it is our policy to comply with applicable laws in our collection activities. Additionally, our third-party servicers may be subject to these other laws. To the extent that some or all of these laws apply to our collection activities or our servicers' collection activities, failure to comply with such laws could have a materially adverse effect on us.

   Additional laws may be enacted that could impose additional restrictions on the servicing and collection of receivables. Such new laws may adversely affect the ability to collect the receivables.

   Because the receivables were originated and serviced pursuant to a variety of federal and/or state laws by a variety of entities and involved consumers in all 50 states, the District of Columbia and Puerto Rico, there can be no assurance that all original servicing entities have at all times been in substantial compliance with applicable law. Additionally, there can be no assurance that we or our servicers have been or will continue to be at all times in substantial compliance with applicable law. The failure to comply with applicable law could materially adversely effect our ability to collect our receivables and could subject us to increased costs and fines and penalties.

   We currently hold a number of licenses issued under applicable consumer credit laws. Certain of our current licenses and any licenses that we may be required to obtain in the future may be subject to periodic renewal provisions and/or other requirements. Our inability to renew licenses or to take any other required action with respect to such licenses could have a material adverse effect upon our results of operation and financial condition.

Employees

   As of June 6, 2003, we had 89 full-time employees. We are not a party to any collective bargaining agreement, and we believe our relationship with our employees is good.

Properties

   Our executive and administrative offices are located in Englewood Cliffs, New Jersey, where we lease approximately 9,200 square feet of general office space for approximately $15,000 per month. The lease expires on July 31, 2005.

   In addition, our call center is located in Bethlehem, Pennsylvania, where we lease approximately 9,070 square feet of general office space for approximately $10,000 per month. The lease expires on December 31, 2004.

   We believe that our existing facilities are adequate for our current and anticipated needs.

Legal Proceedings

   We are not involved in any material litigation. We regularly initiate legal proceedings as a plaintiff in connection with our routine collection activities.

                                 OUR MANAGEMENT


Executive Officers and Directors

   The following table sets forth the names, ages and positions of our executive officers and directors:


Name                                      Age       Position
----                                      ---       --------
Arthur Stern....................           81       Chairman of the Board and Executive Vice President
Gary Stern......................           50       Director, President and Chief Executive Officer
Mitchell Herman.................           44       Director, Chief Financial Officer and Secretary
Herman Badillo (2)..............           73       Director
Harvey Leibowitz (1)(2).........           69       Director
Edward Celano (1)...............           63       Director
David S. Slackman (1)(2)........           55       Director

---------------
(1) Member of Audit Committee
(2) Member of Compensation Committee

   Arthur Stern has been a director and has served as our Chairman of the Board of Directors since our inception in July 1994. From 1963 until December 1995, Mr. Stern was President of Asta Group, Incorporated, a consumer finance company, and since 1996 has served as Vice President of Asta Group. In such capacities, he has obtained substantial experience in distressed consumer credit analysis and receivables collections.

   Gary Stern has been a director and our President and Chief Executive Officer since our inception in July 1994. Mr. Stern also currently serves as President of Asta Group and has served in the capacities of Vice President, Secretary, Treasurer and a director of Asta Group since 1980 and held other positions with Asta Group from 1973 through 1980. In such capacities, he has obtained substantial experience in distressed consumer credit analysis and receivables collections.

   Mitchell Herman has been a director since September 1995. He has been our Chief Financial Officer since our inception in July 1994 and the Chief Financial Officer of Asta Group since May 1994. From September 1993 to May 1994 he was a manager with Paul Abrams & Co., a certified public accounting firm. From September 1990 to September 1993, Mr. Herman was a senior accountant with Shapiro & Lieberman, a certified public accounting firm.
Mr. Herman is a certified public accountant.

   Herman Badillo has been a director since September 1995. He has been a member of Fischbein, Badillo, Wagner & Harding, a law firm located in New York City, for more than five years. He formerly served as Special Counsel to the Mayor of New York City for Fiscal Oversight of Education and as a member of the Mayor's Advisory Committee on the Judiciary. Mr. Badillo also serves as a director of K-12, Inc., a company formed to provide an education for students in kindergarten through twelfth grade. Mr. Badillo served as a United States Congressman from 1971 to 1978 and Deputy Mayor of New York City from 1978 to 1979.

   Harvey Leibowitz has been a director since March 2000. Mr. Leibowitz served as a Senior Vice President of Sterling National Bank from June 1994 until 2000 and he continues to provide consulting services to the bank. Prior to June 1994, Mr. Leibowitz was employed as a Senior Vice President and Vice President of several banks and financial institutions since 1963.

   Edward Celano has been a director since September 1995. Mr. Celano has served as a Managing Director of Weiser Corporate Finance Group LLC since March 2001. He was formally an Executive Vice President of Atlantic Bank from May 1996 to February 2001. Prior to May 1996, Mr. Celano was a Senior Vice President of NatWest Bank after having held different positions at the bank for over 20 years. Mr. Celano also serves as a director of Life Medical Sciences, Inc. and Entrade, Inc., both publicly traded companies.

   David Slackman has been a director since May 2002. Mr. Slackman has been the Manhattan Market President of Commerce Bank, N.A. since March 2001. Prior to joining Commerce Bank, Mr. Slackman served as an Executive Vice President of Atlantic Bank of New York from May 1994 until March 2001 and Senior Vice President of the Dime Savings Bank of
New York from July 1986 until May 1994.

   Arthur Stern is the father of Gary Stern. There are no other family relationships among our directors or officers.

   All directors hold office until the next annual meeting of stockholders or until their successors are elected and qualified; vacancies and any additional positions created by board action are filled by action of the existing board of directors. All officers serve at the discretion of the board of directors.

Committees of the Board of Directors

   Audit Committee. The Audit Committee consists of Harvey Leibowitz (the Chairman), David Slackman and Edward Celano. The Audit Committee is empowered by the Board of Directors to, among other things: serve as an independent and objective party to monitor the Company's financial reporting process, internal control system and disclosure control system; review and appraise the audit efforts of the Company's independent accountants; assume direct responsibility for the appointment, compensation, retention and oversight of the work of the outside auditors and for the resolution of disputes between the outside auditors and the Company's management regarding financial reporting issues; and provide an open avenue of communication among the independent accountants, financial and senior management and the Board.

   Compensation Committee. The Compensation Committee consists of Herman Badillo (the Chairman), Harvey Leibowitz and David Slackman. The Compensation Committee is empowered by the board of directors to review the executive compensation of our officers and directors and to recommend any changes in compensation to the full board of directors.

Director Compensation

   Directors who are our employees do not receive additional compensation for serving as directors. Each director who is not an employee of Asta received a fee of $10,000 for fiscal 2002 and will receive a fee of $15,000 for fiscal 2003 for serving as a director. In addition, each director who is not an employee of Asta receives an additional fee of $1,000 for attendance at each committee meeting not held on the date of a regular meeting of the board of directors. We reimburse each director for the expenses incurred in connection with attendance at such meetings.

   On May 16, 2002, we granted non-qualified stock options covering 5,000 shares of common stock to each of Herman Badillo, Edward Celano, Harvey Leibowitz, Michael Feinsod (a former director) and David Slackman, at an exercise price of $14.05 per share. The options became exercisable on May 16, 2002. On November 1, 2002, we granted non-qualified stock options covering 10,000 shares of common stock to: Herman Badillo, Edward Celano, Harvey Leibowitz, Michael Feinsod and David Slackman at an exercise price of $9.45 per share. One-third of such options become exercisable on November 1, 2003, 2004 and 2005.

Executive Compensation

   The following table summarizes certain information relating to the compensation paid or accrued by us for services rendered during the fiscal years ended September 30, 2002, 2001 and 2000, with respect to our Chief Executive Officer and each other executive officer whose total annual salary and bonus are $100,000 or more:

                           SUMMARY COMPENSATION TABLE


                                                                                         Long-Term
                                                                                       Compensation
                                                                                        Awards (1)
                                                                                ---------------------------
                                                      Annual Compensation        Securities
                                                   -------------------------     Underlying      All Other
                                                           Salary     Bonus     Options/SARs   Compensation
Name and Principal Position                        Year     ($)        ($)          (2)           ($) (3)
---------------------------                        ----     ---        ---          ---           -------
Gary Stern.....................................    2002   325,000    200,000        3,000          1,722
 President and Chief                               2001   300,000    200,000           --          1,604
 Executive Officer                                 2000   175,000    100,000      150,000          1,591
Mitchell Herman................................    2002   200,000    100,000       23,000            718
 Chief Financial Officer                           2001   175,000    100,000           --            694
                                                   2000   145,000     87,500           --            686
Arthur Stern...................................    2002   225,000     50,000        3,000             --
 Chairman of the Board and                         2001   225,000     50,000           --             --
 Executive Vice President                          2000   112,500         --       50,000             --

---------------
(1) We did not grant any stock appreciation rights, restricted stock awards or make any long-term incentive plan payout during the fiscal years ended September 30, 2002, 2001 or 2000.
(2) Comprised solely of incentive stock options and non-qualified stock options granted under our 1995 Stock Option Plan. See "1995 Stock Option Plan."
(3) Includes insurance premium amounts paid by us.

Employment Agreements

   Gary Stern and Mitchell Herman have each entered into an employment agreement that commenced on October 1, 2001, and will continue until September 30, 2004. In addition, Arthur Stern has entered into an employment agreement that commenced on May 21, 2002, and will continue until May 21, 2005.

   The employment agreements provide for base annual salaries of $375,000, $250,000 and $225,000 for Gary Stern, Arthur Stern and Mitchell Herman, respectively. Gary Stern, Arthur Stern and Mitchell Herman each may be granted annual bonuses at the discretion of the board of directors. If Gary Stern's or Mitchell Herman's employment with Asta is terminated for "disability" or "cause," as such terms are defined in the employment agreements, or upon death, we will pay either Gary Stern or Mitchell Herman or each of their respective estates, the base annual salary and other benefits under the employment agreement through the date of termination of employment. If Gary Stern's or Mitchell Herman's employment with Asta is terminated "without cause," as such term is defined in the employment agreements, we will pay either Gary Stern or Mitchell Herman or each of their respective estates, the base annual salary and other benefits under the employment agreement for the earlier of 18 months after the date of termination of employment or until such time each of Gary Stern and Mitchell Herman becomes a full-time employee of another employer.

   If Arthur Stern's employment with Asta is terminated for "cause," as such term is defined in his employment agreement, we will pay Arthur Stern the base annual salary and other benefits under the employment agreement through the date of termination of employment. If Arthur Stern's employment with Asta is terminated for "disability" or "without cause," as such terms are defined in the employment agreement, or upon death, we will pay Arthur Stern or his estate, the base annual salary and other benefits under the employment agreement for the remainder of the three year term.

   Each of the employment agreements contains certain non-competition covenants and confidentiality provisions. During the term of the employment agreements and for a period of 12 months after the date of termination of the employment agreements, or for such period as we will continue to pay Gary Stern, Arthur Stern or Mitchell Herman their base salary and insurance benefits if we terminate their employment "without cause," they will not, in any geographic area in which we do business as of the date of termination of each of their employment agreements, directly or indirectly compete with or be engaged in the same business as us.

Stock Option Plans

 1995 Stock Option Plan

   Our 1995 Stock Option Plan was adopted by our board of directors on September 14, 1995, and by our stockholders on September 15, 1995. The plan authorizes the granting of incentive stock options and non-qualified stock options to our eligible employees, officers, directors and consultants. We have 920,000 shares of common stock authorized for issuance under the 1995 Stock Option Plan and 152,500 shares were available for grant as of March 31, 2003.

   The exercise price of an incentive stock option will be not less than the fair market value of a share of common stock on the date of grant, except that it will be not less than 110% of the fair market value on the date of grant with respect to incentive stock option grants to a 10% stockholder of Asta. The maximum term of each option, the times at which each option will be exercisable, and the vesting schedule, if any, associated with a stock option grant generally are fixed by the board of directors or plan committee; except that no option may have a term exceeding ten years, or, in the case of an incentive stock option granted to a 10% stockholder of Asta, five years. In the discretion of the board of directors or plan committee, upon exercise of an option, payment may be made in cash or shares of common stock, or through cashless exercise procedures approved by the board of directors or plan committee.

   Subject to certain limitations, the vesting of options or awards may be accelerated under the 1995 Stock Option Plan upon the occurrence of a merger, reorganization or other similar transaction.

   Options granted under the 1995 Stock Option Plan are nontransferable, except by will or by the laws of descent and distribution. During the participant's lifetime, an option may be exercised only by the participant. In the event that a participant's employment terminates as a result of death, the participant's estate will have the right to exercise vested options for a period ending on the earlier of the expiration dates of such options or one year from the date of death. If the participant's employment terminates as a result of a disability, the participant will have the right to exercise vested options for a period ending on the earlier of the expiration dates of such options or one year from the date of termination. If the participant's employment terminates for cause, all options will automatically expire upon termination. If the participant's employment terminates other than as a result of death, disability or termination for cause, the participant will have the right to exercise the participant's vested options for a period ending on the earlier of the expiration dates of such options or thirty days from the date of termination. In all cases, any unvested options will terminate as of the date of termination of employment. In the event that an option granted under the plan expires or is terminated prior to exercise or vesting, the number of shares of common stock covered thereby will again become eligible for grant under the plan.

   Our board of directors may suspend or terminate the plan at any time. In addition, the board of directors may amend or revise the terms of the plan from time to time; however no such amendment or revision may alter or impair an outstanding option or award without the consent of the applicable option holder. The plan will terminate on September 14, 2005, unless earlier terminated by the administrator of the plan. No options may be granted under the plan after its termination; however, termination of the plan will not affect the status of any option outstanding on the date of termination.

   In general, neither Asta nor the participant will recognize taxable income or loss upon the grant of nonqualified stock options under the plan. In general, the participant will recognize ordinary income upon exercise of a non-qualified stock option. The amount of income recognized generally will equal the difference between the fair market value of the underlying shares of common stock on the date of the exercise and the exercise price. We generally will receive a corresponding tax deduction equal to the amount includable in the participant's income.

   In general, neither Asta nor the participant will recognize taxable income or loss upon the grant or exercise of incentive stock options, although there may be alternative minimum tax consequences to the participant upon exercise. Upon subsequent disposition of the shares of common stock covered by incentive stock options, the participant generally will recognize either capital gain or loss or ordinary income, depending on whether certain holding period requirements are satisfied. We generally will be entitled to a tax deduction if the participant recognizes ordinary income.

 2002 Stock Option Plan

   Our 2002 Stock Option Plan was adopted by our board of directors on March 5, 2002, and by our stockholders on May 1, 2002. The plan authorizes the granting of incentive stock options and non-qualified stock options to our eligible employees, officers, directors and consultants. We have 500,000 shares of common stock authorized for issuance under the 2002 Stock Option Plan and have not granted any options under this plan as of May 1, 2003.

   The exercise price of an incentive stock option will be not less than the fair market value of a share of common stock on the date of grant, except that it will be not less than 110% of the fair market value on the date of grant with respect to incentive stock option grants to a 10% stockholder of Asta. The maximum term of each option, the times at which each option will be exercisable, and the vesting schedule, if any, associated with a stock option grant generally are fixed by the board of directors or plan committee; except that no option may have a term exceeding ten years, or, in the case of an incentive stock option granted to a 10% stockholder of Asta, five years. In the discretion of the board of directors or plan committee, upon exercise of an option, payment may be made in cash or shares of common stock, or through cashless exercise procedures approved by the board of directors or plan committee.

   The board of directors or plan committee may, in its discretion, accelerate the exercisability or the expiration of deferral or vesting periods of any award or grant. Vesting will occur automatically in the case of a change in control of Asta, as defined in the plan, with respect to all options outstanding on the date of a change in control. If, following a change in control, the service of an employee terminates, each option that was exercisable on the date of termination will remain exercisable until the expiration of the option's term or the first anniversary of termination, whichever comes first.

   Grants of stock options and other awards are generally not transferable except by will or by the laws of descent and distribution, or to a designated beneficiary upon the participant's death, except that the board of directors or plan committee may, in its discretion, permit inter vivos transfers for estate planning or other purposes, subject to any applicable restrictions imposed by federal securities laws.

   During the participant's lifetime, an option may be exercised only by the participant. In the event that a participant's employment terminates as a result of death, the participant's estate will have the right to exercise vested options for a period ending on the earlier of the expiration dates of such options or one year from the date of death. If the participant's employment terminates as a result of a disability, the participant will have the right to exercise vested options for a period ending on the earlier of the expiration dates of such options or one year from the date of termination. If the participant's employment terminates for cause, all options will automatically expire upon termination. If the participant's employment terminates other than as a result of death, disability or termination for cause, the participant will have the right to exercise the participant's vested options for a period ending on the earlier of the expiration dates of such options or ninety days from the date of termination. In all cases, any unvested options will terminate as of the date of termination of employment. In the event that an option granted under the plan expires or is terminated prior to exercise or vesting, the number of shares of common stock covered thereby will again become eligible for grant under the plan.

   Our board of directors may suspend or terminate the 2002 Stock Option Plan at any time. In addition, the board of directors may amend or revise the terms of the plan from time to time; however no such amendment or revision may alter or impair an outstanding option or award without the consent of the applicable option holder. The 2002 Stock Option Plan will terminate on March 4, 2012, unless earlier terminated by the board of directors. No options may be granted under the plan after its termination; however, termination of the plan will not affect the status of any option outstanding on the date of termination.

   In general, neither Asta nor the participant will recognize taxable income or loss upon the grant of non-qualified stock options under the plan. In general, the participant will recognize ordinary income upon exercise of a non-qualified stock option. The amount of income recognized generally will equal the difference between the fair market value of the underlying shares of common stock on the date of the exercise and the exercise price. We generally will receive a corresponding tax deduction equal to the amount includable in the participant's income.

   In general, neither Asta nor the participant will recognize taxable income or loss upon the grant or exercise of incentive stock options, although there may be alternative minimum tax consequences to the participant upon exercise. Upon subsequent disposition of the shares of common stock covered by incentive stock options, the participant generally will recognize either capital gain or loss or ordinary income, depending on whether certain holding period requirements are satisfied. We generally will be entitled to a tax deduction if the participant recognizes ordinary income.

   The following tables summarize certain information relating to the grant of options to purchase common stock to the executive officers named in the Summary Compensation Table.

                   Option/SAR Grants In Last Fiscal Year (1)


                                                                                                 Potential
                                                                                             Realizable Value
                                                                                             at Assumed Annual
                                                                                                 Rates of
                                                     Percent of                                 Stock Price
                                                       Total                                   Appreciation
                                        Number of     Options                                   for Option
                                       Securities    Granted to                                 Term($)(2)
                                       Underlying    Employees     Exercise                  -----------------
                                         Options     In Fiscal    Price per    Expiration
Name                                     Granted      Year (%)    Share ($)       Date         5%        10%
----                                   ----------    ----------   ---------    ----------    -------   -------
Gary Stern .........................      3,000(3)      11.1        11.92       11/14/11      22,500    57,000
Mitchell Herman(3) .................     20,000(4)      33.1        14.05       05/16/12     176,800   447,800
                                          3,000(3)      11.1        11.92       11/14/11      22,500    57,000
Arthur Stern .......................      3,000(3)      11.1        11.92       11/14/11      22,500    57,000

---------------
(1) We did not grant any stock appreciation rights to our executive officers in fiscal 2002.
(2) The SEC requires disclosure of the potential realizable value or present value of each grant. The 5% and 10% assumed annual rates of compounded stock price appreciation are mandated by rules of the SEC and do not represent our estimate or projection of our future common stock prices. The disclosure assumes the options will be held for the full ten-year term prior to exercise. Such options may be exercised prior to the end of such ten-year term. The actual value, if any, an executive officer may realize will depend on the excess of the stock price over the exercise price on the date the option is exercised. There can be no assurance that the stock price will appreciate at the rates shown in the table.
(3) These options vest in three equal annual installments commencing
    November 14, 2002.
(4) These options vest in three equal annual installments commencing May 16, 2002.

               Aggregated Option/SAR Exercise In Last Fiscal Year
                   and Fiscal Year-End Option/SAR Values (1)



                                                                 Number of Securities
                                                                Underlying Unexercised          Value of Unexercised
                                                                Options/SARs at FY-End        In-The Money Options/SARs
                                 Shares                                 (#)(1)                    at FY-End ($)(2)
                               Acquired on       Value        ---------------------------    ---------------------------
Name                          Exercise (#)    Realized ($)   Exercisable    Unexercisable    Exercisable   Unexercisable
----                          ------------    ------------   -----------    -------------    -----------   -------------
Gary Stern ................          --              --        231,000          82,000       $1,668,700       $325,200
Mitchell Herman ...........      23,000(3)      161,000         29,667          35,333       $  146,455       $ 28,800
Arthur Stern ..............          --              --         99,833          33,667       $  588,793       $115,602

---------------
(1) We did not grant any stock appreciation rights.
(2) In accordance with SEC rules, values are calculated by subtracting the exercise price from the fair market value of the underlying common stock. For purposes of this table, fair market value is deemed to be $10.89, the fair market value of a share of common stock on September 30, 2002 (presumed to equal the last reported sale price of the common stock as reported on the Nasdaq National Market on such date).
(3) Mitchell Herman exercised 23,000 options in 2002 at an exercise price of $5.00 per share.


              CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

   From time to time Asta Group, one of our affiliates, makes advances to us that we use in the acquisition of consumer receivable portfolios. Such advances are unsecured and generally bear interest at rates of between 10% and 13% per annum and are payable on demand. Asta Group is owned by Gary Stern, Arthur Stern, and certain other members of the Stern family. During the years ended September 30, 2002 and 2000, Asta Group did not make any advances to us or to our subsidiaries. During the year ended September 30, 2001, Asta Group advanced approximately $958,000 to us. During the fiscal years ended
September 30, 2002, 2001 and 2000, Asta Group charged us approximately $0, $57,000 and $91,000, respectively for interest expense on advances made to us. As of April 30, 2003, there were no outstanding amounts owed to Asta Group.

   We currently sublease a portion of our offices located in Englewood Cliffs, New Jersey to Asta Group for $2,733 per month. During the years ended September 30, 2002 and 2001, we were paid $32,800 and $32,800, respectively, by Asta Group pursuant to the sublease. During the year ended September 30, 2000, we subleased our offices from Asta Group and paid annual rent of $104,000.

   We reimbursed Asta Group approximately $15,000 during the fiscal year ended September 30, 2000, for insurance.

   We have entered into employment agreements with our executive officers and from time to time grant options to our executive officers and directors. See "Our Management -- Director Compensation" and
--Employment Agreements."

   In the future, transactions with our officers, directors and affiliates are anticipated to be minimal and will be approved by a majority of the members of our audit committee, and will be made on terms no less favorable to us than could be obtained from unaffiliated third parties.

   We believe that each of these transactions was completed on terms no less favorable to us then we would have obtained from unrelated third parties.

                       PRINCIPAL AND SELLING STOCKHOLDERS


   The following table sets forth information with respect to beneficial ownership of our common stock, as of June 26, 2003, by, and as adjusted to reflect the sale of the common stock in this offering:

   o each director and named executive officer;

   o each person known by us to own beneficially more than five percent of our outstanding common stock;

   o each stockholder who is selling stock in this offering; and

   o all directors and named executive officers as a group.

   Unless otherwise indicated, the address of each such person is c/o Asta Funding, Inc., 210 Sylvan Avenue, Englewood Cliffs, New Jersey 07632. All persons listed have sole voting and investment power with respect to their shares unless otherwise indicated.


                                                          Shares Beneficially
                                                                 Owned                             Shares Beneficially
                                                          Before the Offering       Number of             Owned
                                                                  (1)             Shares to be      After the Offering
                                                        ----------------------     Sold in the    ----------------------
Name and Address of Beneficial Owner                     Number     Percentage      Offering       Number     Percentage
------------------------------------                    ---------   ----------    ------------    ---------   ----------
Arthur Stern........................................      303,074(2)    7.2%              --        303,074       4.8%
Gary Stern..........................................      607,279(3)   14.0%              --        607,279       9.4%
Mitchell Herman.....................................      111,107(4)    2.7%          50,000         61,107       1.0%
Herman Badillo
909 Third Avenue
New York, New York 10022............................       18,166(5)     *                --         18,166        *
Edward Celano
1133 Avenue of the Americas
New York, New York 10036............................        6,000(6)     *                --          6,000        *
Harvey Leibowitz
c/o Sterling National Bank
500 Seventh Avenue
New York, New York 10018............................       71,000(7)     *                --         71,000        *
David Slackman
c/o 1350 Avenue of the Americas
New York, New York 10019............................        5,000(8)     *                --          5,000        *
Asta Group, Incorporated............................      421,000(9)   10.2%              --        421,000       6.8%
Barbara Marburger
9 Locust Hollow Road
Monsey, New York 10952..............................      220,220(10)   5.4%              --        220,220       3.5%
Judith R. Feder
928 East 10th Street
Brooklyn, New York 11230............................    1,285,000(11)  31.2%                        935,000      15.0%
Stern Family Investors LLC..........................      396,000(12)   9.6%          50,000        346,000       5.6%
GMS Family Investors LLC............................      881,000(13)  21.4%         300,000        581,000       9.3%
All executive officers and directors
  as a group (7 persons)............................    1,121,626(14)  24.9%                      1,071,626      16.2%

---------------
*     Less than 1%

(1) Any shares of common stock that any person named above has the right to acquire within 60 days of June 26, 2003, is deemed to be outstanding for purposes of calculating the ownership percentage of such person, but is not deemed to be outstanding for purposes of calculating the beneficial ownership percentage of any other person.
(2) Includes 99,833 shares of common stock issuable upon exercise of options that are exercisable within 60 days of June 26, 2003, and 107,271 shares of common stock owned by Asta Group, Incorporated which shares are attributable to Arthur Stern based on his percentage ownership of Asta Group. Excludes 200,000 shares owned by Stern Family Investors LLC which shares are attributable to Arthur Stern based on his percentage ownership of such LLC and 1,000 shares owned by GMS Family Investors LLC which shares are attributable to Arthur Stern based on his percentage ownership of such LLC. Arthur Stern does not have voting or investment power with respect to any of the shares held by either LLC and disclaims beneficial ownership of the shares owned by the LLCs. Also excludes 33,667 shares of common stock issuable upon exercise of options that are not exercisable within 60 days of June 26, 2003.
(3) Includes 231,000 shares of common stock issuable upon exercise of options that are exercisable within 60 days of June 26, 2003, 98,328 shares of common stock owned by Gary Stern as custodian for his minor children and 142,761 shares of common stock owned by Asta Group, which shares are attributable to Gary Stern based on his percentage ownership of Asta Group. Excludes 700,000 shares owned by GMS Family Investors LLC which shares are attributable to Gary Stern based on his percentage ownership of such LLC. Gary Stern does not have voting or investment power with respect to any of the shares held by the LLC and disclaims beneficial ownership of the shares owned by the LLC. Also excludes 82,000 shares of common stock issuable upon exercise of options that are not exercisable within 60 days of June 26, 2003, and 98,328 shares of common stock held by one of his children who is no longer a minor and for which he disclaims beneficial ownership. Gary Stern is not the trustee of such trusts and also disclaims beneficial ownership of the shares held by such trusts.
(4) Includes 14,333 shares of common stock issuable upon exercise of options that are exercisable within 60 days of June 26, 2003, and 8,500 shares of common stock owned by Mitchell Herman as custodian for his minor child. Excludes 28,667 shares of common stock issuable upon exercise of options that are not exercisable within 60 days of June 26, 2003.
(5) Represents 18,166 shares of common stock issuable upon exercise of options that are exercisable within 60 days of June 26, 2003. Excludes 15,334 shares of common stock issuable upon exercise of options that are not exercisable within 60 days of June 26, 2003.
(6) Represents 6,000 shares of common stock issuable upon exercise of options that are exercisable within 60 days of June 26, 2003. Excludes 12,000 shares of common stock issuable upon exercise of options that are not exercisable within 60 days of June 26, 2003.
(7) Includes 18,500 shares of common stock issuable upon exercise of options exercisable within 60 days of June 26, 2003. Excludes 12,000 shares of common stock issuable upon exercise of options that are not exercisable within 60 days of June 26, 2003.
(8) Represents 5,000 shares of common stock issuable upon exercise of options exercisable within 60 days of June 26, 2003. Excludes 10,000 shares of common stock issuable upon exercise of options that are not exercisable within 60 days of June 26, 2003.

(9) Asta Group, Incorporated is owned by Arthur Stern, our Chairman of the Board and an Executive Vice President, Gary Stern, our President and Chief Executive Officer, and other members of the Stern family, including Barbara Marburger.

(10) Includes 45,338 shares of common stock owned by Barbara Marburger as custodian for her minor child and 35,448 shares of common stock owned by Asta Group, which shares are attributable to Barbara Marburger based on her percentage ownership of Asta Group. Excludes shares of common stock held by her children who are no longer minors and for which she disclaims beneficial ownership. Barbara Marburger is the daughter of Arthur Stern and the sister of Gary Stern.

(11) Includes 8,000 shares owned directly, 396,000 shares owned by Stern Family Investors LLC and
      881,000 shares owned by GMS Family Investors LLC. Ms. Feder is the manager of each LLC and as such has sole voting and investment power as to such shares.

(12) A limited liability company of which Judith R. Feder has sole voting and investment power. Arthur Stern has a 49.5% beneficial interest in the LLC, his wife, Alice Stern, has a 1% beneficial interest, and a trust for the benefit of the descendants of Arthur Stern, of which Judith R. Feder is trustee, has a 49.5% beneficial interest in the LLC.


(13) A limited liability company of which Judith R. Feder has sole voting and investment power. Gary Stern has a 79.46% beneficial interest in the LLC, trusts for the benefit of the children of Gary Stern of which Judith R. Feder is the trustee have a combined 20.43% beneficial interest (10.215% each), and Arthur Stern has a .11% beneficial interest in the LLC.
(14) Includes 392,832 shares of common stock issuable upon exercise of options that are exercisable within 60 days of June 26, 2003. Excludes 193,668 shares of common stock issuable upon exercise of options that are not exercisable within 60 days of June 26, 2003 and the shares owned in the aggregate by Stern Family Investors LLC and GMS Family Investors LLC.

                          DESCRIPTION OF CAPITAL STOCK


   Set forth below is a summary of the terms of our capital stock. Such summary is qualified in its entirety by reference to our certificate of incorporation and by-laws and to the applicable provisions of the General Corporation Law of the State of Delaware.

   Our authorized capital stock currently consists of 30,000,000 shares of common stock, par value $0.01 per share, and 5,000,000 shares of preferred stock, par value $0.01 per share.

Common Stock

   Each shareholder is entitled to cast one vote for each share of our common stock held. Dividends may be declared by the board of directors at any regular or special meeting. Before payment of any dividend, there may be set aside out of any of our funds available for dividends such sum as the board of directors, in its absolute discretion, deems proper as a reserve to meet contingencies or for any other corporate purpose. We have not paid any cash dividends on our common stock and do not expect to do so in the foreseeable future. Upon the liquidation, dissolution or winding up of Asta, the holders of shares of common stock would be entitled to share pro rata in the distribution of all of our assets remaining available for distribution after satisfaction of all of our liabilities and the payment of the liquidation preference of any outstanding preferred stock. The holders of our common stock have no preemptive or other subscription rights to purchase shares of our capital stock. All of the outstanding shares of our common stock are, and the shares issuable upon exercise of outstanding options and warrants will be, when issued, fully paid and nonassessable.

   As of June 26, 2003, 4,109,483 shares of our common stock were outstanding, exclusive of existing options and warrants and the shares to be issued in this offering.

Preferred Stock

   None of the 5,000,000 shares of preferred stock authorized by our certificate of incorporation will be issued or outstanding upon completion of the offering. Our board of directors has the authority to issue preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series of the designation of such series, without further vote or action by the stockholders. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of Asta without further action by the stockholders and may adversely affect the voting and other rights of the holders of common stock, including the loss of voting control to others.

Limitation of Liability and Indemnification of Directors and Officers

   Our certificate of incorporation provides that no director shall be personally liable to us or any of our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability:

   o for any breach of the director's duty of loyalty to us or our stockholders;

   o for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

   o for unlawful payment of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the General Corporation Law of the State of Delaware; or

   o for any transaction from which the director derived improper personal benefit.

   While our certificate of incorporation provides directors with protection from awards for monetary damages for breaches of their duty of care, it does not eliminate such duty. Accordingly, our certificate of incorporation will have no effect on the availability of equitable remedies such as an injunction or rescission based on a director's or officer's breach of his duty of care.

   Our by-laws provide that we shall indemnify any person who was or is a party or threatened to be made a party to any threatened pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of Asta) by reason of the fact that such person is or was a director or officer of Asta or serving at the request of Asta, as an officer, director or employee against expenses, judgment, fines and settlements reasonably incurred if:

   o such person acted in good faith;

   o such person acted in a manner he reasonably believed to be in or not opposed to the best interests of Asta; and

   o with respect to a criminal action or proceeding, such person had no reasonable cause to believe his conduct was unlawful.

   No indemnification shall be made in respect of any claim as to which such person shall have been adjudged to be liable to us unless and only to the extent that the Court of Chancery or other court shall determine upon application that, despite the adjudication of liability but in view of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper. We are only permitted to indemnify such person upon the determination by the board of directors or stockholders that such person has met the applicable standards of conduct for indemnification as described above.

   Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Indemnification Agreements

   We have entered into indemnification agreements with each of our directors and executive officers. Each such indemnification agreement provides that we will indemnify the indemnitee against expenses, including reasonable attorney's fees, judgments, penalties, fines and amounts paid in settlement actually and reasonably incurred by him in connection with any civil or criminal action or administrative proceeding arising out of the performance of his duties as an officer, director, employee or agent of Asta. Such indemnification will be available if the acts of the indemnitee were in good faith, if the indemnitee acted in a manner he reasonably believed to be in or not opposed to the best interests of Asta and, with respect to any criminal proceeding, the indemnitee had no reasonable cause to believe his conduct was unlawful.

Certain Change of Control Provisions

   We are a Delaware corporation and are subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in certain business combinations with a 15% stockholder for a period of three years following the date the person became a 15% stockholder, unless, with certain exceptions, the business combination or the transaction in which the person became a 15% stockholder is approved in a prescribed manner. Generally, the business combinations covered by this statute include:

   o a merger;

   o an asset or stock sale; and

   o other transaction resulting in a financial benefit to the 15% stockholder

    In determining whether a stockholder is a 15% stockholder, the Delaware statute generally includes the voting shares owned by the stockholder and the stockholder's affiliates and associates. The authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of Asta.

   The above-mentioned provisions of Delaware law and of our certificate of incorporation and by-laws may have the effect of delaying, deterring or preventing a change in control of Asta, may discourage bids for our common stock at a premium over the prevailing market price, and may adversely affect the market price and the voting and other rights of the holders of our common stock.

Transfer Agent

   The transfer agent for our common stock and preferred stock is American Stock Transfer & Trust Company.

                        SHARES ELIGIBLE FOR FUTURE SALE


   Assuming the sale of all of the shares to be sold by us in this offering, we will have 6,209,483 shares of common stock issued and outstanding, based on share information as of June 26, 2003. Substantially all of such shares are freely tradable without restrictions or further registration under the Securities Act, except for shares owned by our affiliates, as the term affiliate is defined in Rule 144 under the Securities Act, which shares are subject to the resale limitations of Rule 144. Our affiliates will own in the aggregate approximately 36.6% of our outstanding shares of common stock following this offering.

   In general, under Rule 144, as currently in effect, a person who has beneficially owned shares of common stock for at least one year, including affiliates, is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:

   o one percent of the total number of outstanding shares of the class of stock sold; or

   o the average weekly reported trading volume of the class of stock being sold during the four calendar weeks preceding such sale.

   A person who is not deemed an affiliate of Asta for Rule 144 purposes at any time during the three months preceding a sale and who has beneficially owned shares for at least two years is entitled to sell such shares under Rule 144 without regard to the volume limitations as described above; however, affiliates of Asta are subject to such volume limitations. As defined in Rule 144, an affiliate of an issuer is a person that directly or indirectly through the use of one or more intermediaries controls, is controlled by, or is under common control with, such issuer. The foregoing summary of Rule 144 is not intended to be a complete description of that Rule.

   Our executive officers and directors and certain of our principal stockholders in this offering have signed lock-up agreements. Subject to certain exceptions, those persons have agreed that for a period of 180 days after the date of this prospectus, they will not offer, sell, contract to sell or otherwise dispose of any shares of common stock or securities exercisable or exchangeable for common stock or enter into any derivative transaction with similar effect as a sale of common stock, unless they receive the prior written consent of Ryan Beck & Co., Inc.

   Except as indicated above, we are unable to estimate the amount, timing and nature of future sales of outstanding common stock. No prediction can be made as to the effect, if any, that market sales of shares of common stock or the availability of shares for sale will have on the market price of the common stock prevailing at any given time. Nevertheless, sales of significant numbers of shares of common stock in the public market could adversely affect the market price of our common stock and could impair our ability to raise capital through an offering of our equity securities.

                                  UNDERWRITING


   The underwriters named below have severally agreed, subject to the terms and conditions of the underwriting agreement, to purchase from us and the selling stockholders, and we and the selling stockholders have agreed to sell to the underwriters, the number of shares of common stock set forth opposite the name of each underwriter.

         Underwriter                                                     Number of Shares
         -----------                                                     ----------------
         Ryan Beck & Co., Inc........................................       1,250,000
         Brean Murray & Co., Inc.....................................       1,250,000
                                                                            ---------
          Total......................................................       2,500,000

   The underwriting agreement provides that the obligations of the several underwriters to purchase the shares of common stock included in this offering are subject to approval of legal matters by counsel as well as to other conditions. The underwriters are obligated to purchase all of the shares, other than those covered by the over-allotment option described below, if they purchase any of the shares of common stock.

   The underwriters propose to offer some of the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus and some of the shares of common stock to certain dealers at the public offering price less a concession not in excess of $0.88 per share. The underwriters may allow, and such dealers may reallow, a concession not in excess of $0.10 per share on sales to certain other dealers. If all of the shares of common stock are not sold at the public offering price, the underwriters may change the public offering price and the other selling terms.

   We have granted to the underwriters an option, exercisable within 30 days of the date of this prospectus, to purchase up to an aggregate of 375,000 additional shares of common stock at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, in whole or in part, each underwriter will be obligated, subject to various conditions, to purchase a number of additional shares approximately proportionate to its initial purchase commitment.

   The following table summarizes the per share and total underwriting discounts and commissions:

   o we and the selling stockholders will pay to the underwriters assuming no exercise of the underwriters' over-allotment option; and

   o we and the selling stockholders will pay to the underwriters assuming the full exercise of the underwriters' over-allotment option.

                                                                                                Paid by Selling     Paid by Selling
                                                          Paid by Us, No       Paid by Us,      Stockholders, No     Stockholders,
                                                            Exercise of     Full Exercise of      Exercise of      Full Exercise of
                                                          Over-Allotment     Over-Allotment      Over-Allotment     Over-Allotment
                                                              Option             Option              Option             Option
                                                          --------------    ----------------    ----------------   ----------------
Per Share .............................................     $   1.4525         $   1.4525           $ 1.4525           $ 1.4525
Total .................................................     $3,050,250         $3,594,938           $581,000           $581,000

   We estimate that the total expenses of the offering payable by us, excluding underwriting discounts and commissions, will be approximately $400,000. The underwriters will also receive an expense allowance of up to $150,000 payable by us. The underwriters have not received and will not receive from us any other item of compensation or expense in connection with this offering considered by the National Association of Securities Dealers, Inc. to be underwriting compensation under its rules of fair practice.

   We and certain of our executive officers and directors and certain of our principal stockholders have agreed, with exceptions, not to sell publicly or transfer any shares of common stock for a period of 180 days after the date of this prospectus without first obtaining the written consent of Ryan Beck, on behalf of the underwriters. Specifically, we and these other individuals and entities have agreed not to directly or indirectly offer to sell, contract to sell or otherwise sell, dispose of, loan, pledge or grant any rights with respect to any:

   o shares of common stock;

   o options or warrants to purchase any shares of common stock; or

   o securities convertible into or exchangeable for shares of common stock.

   This lockup provision applies to shares of common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

   In connection with this offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. An over-allotment involves syndicate sales of shares of common stock in excess of the number of shares to be purchased by the underwriters in the offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of shares of common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

   Stabilizing transactions consist of certain bids or purchases of common stock made for the purpose of preventing or slowing a decline in the market price of the common stock while the offering is in progress.

   Similar to other purchase transactions, these activities may have the effect of raising or maintaining the market price of the common stock or preventing or slowing a decline in the market price of the common stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market.

   Neither we nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor the underwriters make any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

   We and the selling stockholders have agreed to indemnify the underwriters against liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make in respect of any of those liabilities.

   In connection with this offering, the underwriters may engage in passive market making transactions in the common stock on The Nasdaq National Market in accordance with Rule 103 of Regulation M under the Exchange Act during a period before the commencement of offers or sales of the common stock and extending through the completion of distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker's bid, that bid must then be lowered when specified purchase limits are exceeded.


                                 LEGAL MATTERS


   Certain legal matters relating to this offering will be passed upon for us by Lowenstein Sandler PC, Roseland, New Jersey. The statements in this prospectus under "Risk Factors -- Government regulations may limit our ability to recover and enforce the collection of our receivables" and "Our Business -- Government Regulation" will be passed upon by Dreher Langer & Tomkies L.L.P., Columbus, Ohio, regulatory counsel to Asta. Certain legal matters relating to our common stock will be passed on for the underwriters by Pitney, Hardin, Kipp & Szuch, LLP, Florham Park, New Jersey.

                                    EXPERTS


   The audited consolidated financial statements included in this prospectus and elsewhere in the registration statement, to the extent and for the periods indicated in their report, have been audited by Eisner LLP, independent auditors, and those financial statements are incorporated herein in reliance on the report of such firm given upon the authority of said firm as experts in accounting and auditing.


                      WHERE YOU CAN FIND MORE INFORMATION

   We have filed with the SEC a registration statement on Form S-1 under the Securities Act of 1933 with respect to the common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement, certain portions of which are omitted as permitted by the rules and regulations of the SEC. For further information pertaining to us and the common stock to be sold in the offering, reference is made to the registration statement, including the exhibits thereto and the financial statements and notes filed as a part thereof. This prospectus summarizes material provisions of contracts and other documents to which we refer you. Since this prospectus may not contain all of the information that you may find important, you may desire to review the full text of these documents. We have included or incorporated by reference copies of these documents as exhibits to our registration statement.

   You should only rely on the information contained in this prospectus and the registration statement. We have not authorized anyone to provide you with information different from that contained in this prospectus. We and the selling stockholders are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted.
The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

   We are subject to the informational requirements of the Securities Exchange Act of 1934 and file reports, proxy statements and other information with the SEC. Such reports, proxy statements and other information, as well as the registration statement and the exhibits thereto, may be inspected, without charge, at the public reference facility maintained by the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for information regarding the public reference rooms. Copies of such material may also be obtained from the Public Reference
Section of the SEC at the same address at prescribed rates. Such materials can also be inspected on the SEC's web site at http:www.sec.gov or at our website www.astafunding.com. Information on our website does not constitute part of this prospectus.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS



                                                                           Page
                                                                           ----
Condensed Consolidated Balance Sheet -- March 31, 2003 (Unaudited) ......   F-2
Condensed Consolidated Statements of Operations -- Six Months ended
  March 31, 2003 and 2002 (Unaudited)....................................   F-3
Condensed Consolidated Statement of Stockholders' Equity -- Six Months
  ended March 31, 2003 (Unaudited).......................................   F-4
Condensed Consolidated Statements of Cash Flows -- Six Months ended
  March 31, 2003 and 2002 (Unaudited)....................................   F-5
Notes to Condensed Consolidated Financial Statements (Unaudited) ........   F-6
Independent Auditors' Report ............................................   F-8
Consolidated Balance Sheets -- September 30, 2002 and 2001 ..............   F-9
Consolidated Statements of Operations -- Years ended September 30, 2002,
  2001 and 2000..........................................................  F-10
Consolidated Statements of Stockholders' Equity -- Years ended
  September 30, 2002, 2001 and 2000......................................  F-11
Consolidated Statements of Cash Flows -- Years ended September 30, 2002,
  2001 and 2000..........................................................  F-12
Notes to Consolidated Financial Statements ..............................  F-13

                      ASTA FUNDING, INC. AND SUBSIDIARIES

                      CONDENSED CONSOLIDATED BALANCE SHEET
                                  (UNAUDITED)


                                                                     March 31,
                                                                        2003
                                                                    -----------
                              Assets
Cash ............................................................   $14,927,000
Restricted cash, net ............................................        54,000
Consumer receivables acquired for liquidation ...................    26,668,000
Furniture and equipment, net ....................................       719,000
Repossessed automobiles, net ....................................         5,000
Deferred income taxes ...........................................       218,000
Other assets ....................................................       385,000
                                                                    -----------
    Total assets ................................................   $42,976,000
                                                                    ===========
               Liabilities and Stockholders' Equity
Liabilities:
Debt ............................................................   $ 1,790,000
Other liabilities ...............................................     2,798,000
Income taxes payable ............................................        25,000
                                                                    -----------
    Total liabilities ...........................................     4,613,000
                                                                    -----------
Stockholders' Equity:
 Preferred stock, $.01 par value; authorized 5,000,000;
   issued and outstanding - none
 Common stock, $.01 par value; authorized 30,000,000 shares;
   issued and outstanding - 4,088,000 at March 31, 2003 and
   4,075,000 at September 30, 2002 ..............................        41,000
 Additional paid-in capital .....................................    10,308,000
 Retained earnings ..............................................    28,014,000
                                                                    -----------
    Total stockholders' equity ..................................    38,363,000
                                                                    -----------
    Total liabilities and stockholders' equity ..................   $42,976,000
                                                                    ===========




     See accompanying notes to condensed consolidated financial statements

                      ASTA FUNDING, INC. AND SUBSIDIARIES

                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                                  (UNAUDITED)

                                                       Six Months     Six Months
                                                          Ended         Ended
                                                        March 31,     March 31,
                                                          2003           2002
                                                       -----------   -----------
Revenues:
Finance income ....................................    $14,471,000   $18,688,000
Other .............................................                       96,000
                                                       -----------   -----------
                                                        14,471,000    18,784,000
                                                       -----------   -----------
Expenses:
General and administrative ........................      3,362,000     3,330,000
Third-party servicing .............................      3,176,000     4,722,000
Provision for losses ..............................                      400,000
Interest ..........................................         13,000     2,095,000
                                                       -----------   -----------
                                                         6,551,000    10,547,000
                                                       -----------   -----------
Income before income taxes ........................      7,920,000     8,237,000
Income tax expense ................................      3,179,000     3,307,000
                                                       -----------   -----------
Net income ........................................    $ 4,741,000   $ 4,930,000
                                                       ===========   ===========
Net income per share - Basic ......................    $      1.16   $      1.23
                                                       ===========   ===========
             - Diluted ............................    $      1.08   $      1.12
                                                       ===========   ===========
Weighted average number of shares outstanding
             - Basic ..............................      4,080,000     4,021,000
                                                       -----------   -----------
             - Diluted ............................      4,401,000     4,392,000
                                                       -----------   -----------




     See accompanying notes to condensed consolidated financial statements

                      ASTA FUNDING, INC. AND SUBSIDIARIES

            CONDENSED CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                                  (UNAUDITED)


                                                                        Common Stock        Additional
                                                                    -------------------      Paid-In       Retained
                                                                     Shares      Amount      Capital       Earnings        Total
                                                                    ---------   -------    -----------    -----------   -----------
Balance, September 30, 2002.....................................    4,075,000   $41,000    $10,247,000    $23,273,000   $33,561,000
Exercise of options.............................................       13,000                   61,000                       61,000
Net income......................................................                                            4,741,000     4,741,000
                                                                    ---------   -------    -----------    -----------   -----------
Balance, March 31, 2003 (unaudited).............................    4,088,000   $41,000    $10,308,000    $28,014,000   $38,363,000
                                                                    =========   =======    ===========    ===========   ===========




     See accompanying notes to condensed consolidated financial statements

                      ASTA FUNDING, INC. AND SUBSIDIARIES

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)


                                            Six Months Ended   Six Months Ended
                                               March 31,           March 31,
                                                  2003               2002
                                            ----------------   ----------------
Cash flows from operating activities:
 Net income .............................     $ 4,741,000        $  4,930,000
 Adjustments to reconcile net income to
  net cash provided by
   operating activities:
    Depreciation ........................          66,000              60,000
    Provision for losses ................                             400,000
    Deferred income taxes ...............          47,000            (116,000)
Changes in:
 Restricted cash ........................                              (1,000)
 Repossessed automobiles held for sale ..          62,000              87,000
 Prepaid income taxes ...................                             596,000
 Other assets ...........................         355,000            (865,000)
 Income taxes payable ...................      (1,468,000)            220,000
 Other liabilities ......................      (1,211,000)            513,000
                                              -----------        ------------
Net cash provided by operating
 activities.............................        2,592,000           5,824,000

Cash flows from investing activities:
 Auto loan principal payments ...........          29,000             489,000
 Purchase of consumer receivables
  acquired for liquidation...............      (4,428,000)        (17,032,000)
 Principal collected on receivables
  acquired for liquidation...............      13,839,000          23,039,000
 Finance receivables ....................       1,443,000             (38,000)
 Capital expenditures ...................        (440,000)           (156,000)
                                              -----------        ------------
Net cash provided by investing
 activities.............................       10,443,000           6,302,000

Cash flows from financing activities:
 Advances from affiliate ................                             (10,000)
 Proceeds from exercise of options ......          61,000             228,000
 (Repayments) Advances under lines of
  credit, net............................        (382,000)          2,682,000
 Repayments of notes payable, net .......                         (15,782,000)
                                              -----------        ------------
Net cash (used in) financing
 activities.............................         (321,000)        (12,882,000)
                                              -----------        ------------
Increase (Decrease) in cash .............      12,714,000            (756,000)
Cash at the beginning of period .........       2,213,000           5,689,000
                                              -----------        ------------
Cash at end of period ...................     $14,927,000        $  4,933,000
                                              ===========        ============
Supplemental disclosure of cash flow
  information:
Cash paid during the period:
 Interest ...............................     $     7,000        $    576,000
 Income taxes ...........................     $ 2,804,000        $  2,607,000


     See accompanying notes to condensed consolidated financial statements

                               ASTA FUNDING, Inc.

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1: Basis of Presentation

   Asta Funding, Inc., together with its wholly owned subsidiaries, is a diversified consumer finance company that is engaged in the business of purchasing, managing and servicing non-conforming and distressed consumer receivables. Non-conforming consumer receivables are the obligations of individuals that have incurred credit impairment either at the time the obligation was originated or subsequent to origination. Distressed consumer receivables are the unpaid debts of individuals to banks, finance companies and other credit providers. A large portion of our distressed consumer receivables are MasterCard(R), Visa(R) and other credit card accounts which were charged-off by the issuing banks for non-payment. We also, to a lesser extent, factored commercial invoices to small companies with unique financing needs. On November 25, 2002, we sold a majority of our factored receivables and discontinued factoring new receivables.

   The consolidated balance sheet as of March 31, 2003, the consolidated statements of operations for the six month periods ended March 31, 2003 and 2002, and the consolidated statements of cash flows for the six month periods ended March 31, 2003 and 2002, have been prepared by us without an audit. In the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial position of us at March 31, 2003, the results of operations for the six month periods ended March 31, 2003 and 2002 and cash flows for the six month periods ended March 31, 2003 and 2002 have been made. The results of operations for the six month periods ended March 31, 2003 and 2002 are not necessarily indicative of the operating results for any other interim period or the full fiscal year.

   Pursuant to the rules and regulations of the Securities and Exchange Commission, certain information and footnote disclosures required under generally accepted accounting principles have been condensed or omitted from the presented financial statements. We suggest that these financial statements be read in conjunction with the annual financial statements and notes thereto included elsewhere herein.

Note 2: Principles of Consolidation

   The consolidated financial statements include the accounts of Asta Funding, Inc. and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Note 3: Consumer Receivables Acquired for Liquidation

   Accounts acquired for liquidation are stated at their net realizable value and consist of consumer loans to individuals throughout the country.

Note 4: Finance Receivables

   Finance receivables were factored accounts receivable primarily with full recourse.

Note 5: Debt

   We have a $25 million line of credit with a bank with interest at the prime rate which was 4.25% at March 31, 2003. The advances under the credit line are collateralized by portfolios of consumer receivables acquired for liquidation and the loan agreement contains customary financial and operating covenants that must be maintained in order for us to borrow funds. This line expires on January 31, 2004. As of March 31, 2003, there was approximately $1.8 million outstanding under this line of credit and we were in compliance with all of the covenants under this line of credit.

   In August 2001, an investment banking firm provided approximately $29.9 million of financing in exchange for a note with interest at LIBOR plus 2% and the right to receive 50% of subsequent collections, net of expenses, from the portfolio collateralizing the obligation, once the note and advances by one of our subsidiaries have been repaid. In December 2001, we purchased one-half of this right to receive subsequent collections for $1.5 million and a third party purchased the other one-half for $1.5 million. The 25%

                               ASTA FUNDING, Inc.

participation due a third party has been accrued and is included in other liabilities. This note was paid in full in September 2002.

   In January 2002, we purchased a thirty-five percent interest in a consumer receivable portfolio and financed the entire purchase price of $1.6 million through a note to the seller. The note bears interest at 15%. This note was paid in full in September 2002.

Note 6: Income Recognition

   We recognize income on non-performing and performing consumer receivable portfolios, which are acquired for liquidation, using either the interest method or cost recovery method. Upon acquisition of a portfolio of receivables, management estimates the future anticipated cash flows and determines the allocation of payments based upon this estimate. If management can reasonably estimate the expected amount to be collected on a portfolio and can reasonably determine the timing of such payments based on historic experience and other factors, we use the interest method. If management cannot reasonably estimate the future cash flows, we use the cost recovery method.

   Under the interest method, we recognize income on the effective yield method based on the actual cash collected during a period and future estimated cash flows and timing of such collections and the portfolio's purchase. The estimated future cash flows are reevaluated quarterly. Under the cost recovery method, no income is recognized until we have fully collected the cost of the portfolio.

   Based on an increase in actual cash flows for the six months ended March 31, 2003, and projected future cash flows through September 30, 2005, on one of our portfolios as compared to what we estimated at September 30, 2002, we revised our estimate of future collections. Such change in accounting estimate has resulted in approximately a $1.4 million increase in finance income recognized for the six months ended March 31, 2003 for this portfolio.

                          INDEPENDENT AUDITORS' REPORT


Board of Directors and Stockholders
Asta Funding, Inc.
Englewood Cliffs, New Jersey

   We have audited the accompanying consolidated balance sheets of Asta Funding, Inc. and subsidiaries as of September 30, 2002 and 2001, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the years in the three year period ended
September 30, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

   We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements enumerated above present fairly, in all material respects, the consolidated financial position of Asta Funding, Inc. and subsidiaries as of September 30, 2002 and 2001, and the consolidated results of their operations and their consolidated cash flows for each of the years in the three year period ended September 30, 2002 in conformity with accounting principles generally accepted in the United States of America.


Eisner LLP

Florham Park, New Jersey
November 6, 2002
(except as to Note P for which
the date is November 25, 2002)

                      ASTA FUNDING, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS


                                                                   September 30,
                                                             -------------------------
                                                                2002           2001
                                                             -----------   -----------
                       Assets
Cash and cash equivalents .................................  $ 2,213,000   $ 5,689,000
Restricted cash and cash equivalents ......................       54,000        53,000
Consumer receivables acquired for liquidation .............   36,079,000    43,784,000
Auto loans receivable (less allowance for credit
  losses of $78,000 in 2002 and 226,000 in 2001)...........       29,000       786,000
Finance receivables (less allowance for credit
  losses of $58,000 in 2002 and $150,000 in 2001)..........    1,443,000     3,086,000
Furniture and equipment (net of accumulated
  depreciation of $579,000 in 2002 and 485,000 in 2001)....      345,000       150,000
Repossessed automobiles held for sale (net of
  allowance for losses of $25,000 in 2002 and 2001)........       67,000       171,000
Deferred income taxes .....................................      265,000       350,000
Prepaid income taxes ......................................                    596,000
Other assets ..............................................      740,000       162,000
                                                             -----------   -----------
                                                             $41,235,000   $54,827,000
                                                             ===========   ===========
                    LIABILITIES
 Debt .....................................................  $ 2,172,000   $29,666,000
 Other liabilities ........................................    4,009,000     2,470,000
 Income taxes payable .....................................    1,493,000
 Due to affiliate .........................................                     10,000
                                                             -----------   -----------
   Total liabilities.......................................    7,674,000    32,146,000
                                                             -----------   -----------
Commitments
Stockholders' Equity
 Preferred stock, $.01 par value; authorized
  5,000,000; issued - none
 Common stock, $.01 par value, authorized
  30,000,000 shares, issued and outstanding
  4,075,000 shares in 2002 and 3,996,000 in 2001...........       41,000        40,000
 Additional paid-in capital ...............................   10,247,000     9,751,000
 Retained earnings ........................................   23,273,000    12,890,000
                                                             -----------   -----------
   Total stockholders' equity..............................   33,561,000    22,681,000
                                                             -----------   -----------
                                                             $41,235,000   $54,827,000
                                                             ===========   ===========

                  See notes to consolidated financial statements

                      ASTA FUNDING, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS



                                                                                    Year Ended
                                                                                   September 30,
                                                                     ----------------------------------------
                                                                         2002          2001           2000
                                                                     -----------    -----------   -----------
Finance income...................................................    $35,793,000    $24,100,000   $18,040,000
Other income.....................................................        219,000         14,000        70,000
                                                                     -----------    -----------   -----------
                                                                      36,012,000     24,114,000    18,110,000
                                                                     -----------    -----------   -----------
General and administrative expenses..............................      6,698,000      5,653,000     4,091,000
Third-party servicing............................................      7,433,000      2,757,000
Provisions for credit and other losses...........................        950,000        450,000     3,954,000
Interest expense.................................................      3,643,000        920,000       410,000
                                                                     -----------    -----------   -----------
                                                                      18,724,000      9,780,000     8,455,000
                                                                     -----------    -----------   -----------
Income before provision for income taxes.........................     17,288,000     14,334,000     9,655,000
Provision for income taxes.......................................      6,905,000      5,743,000     3,825,000
                                                                     -----------    -----------   -----------
Net income.......................................................    $10,383,000    $ 8,591,000   $ 5,830,000
                                                                     ===========    ===========   ===========
Basic net income per share.......................................    $      2.57    $      2.16   $      1.48
                                                                     ===========    ===========   ===========
Diluted net income per share.....................................    $      2.38    $      2.06   $      1.43
                                                                     ===========    ===========   ===========





                  See notes to consolidated financial statements

                      ASTA FUNDING, INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY



                                                                Common Stock        Additional
                                                            -------------------      Paid-in       Retained
                                                             Shares      Amount      Capital       Earnings        Total
                                                            ---------   -------    -----------    -----------   -----------
Balance, September 30, 1999.............................    3,945,000   $39,000    $ 9,602,000    $(1,531,000)  $ 8,110,000
Exercise of options and warrants........................       13,000     1,000         17,000                       18,000
Net income..............................................                                            5,830,000     5,830,000
                                                            ---------   -------    -----------    -----------   -----------
Balance, September 30, 2000.............................    3,958,000    40,000      9,619,000      4,299,000    13,958,000
Exercise of options.....................................       38,000                  132,000                      132,000
Net income..............................................                                            8,591,000     8,591,000
                                                            ---------   -------    -----------    -----------   -----------
Balance, September 30, 2001.............................    3,996,000    40,000      9,751,000     12,890,000    22,681,000
Exercise of options.....................................       51,000     1,000        245,000                      246,000
Issuance of common stock for services performed.........       28,000                  251,000                      251,000
Net income..............................................                                           10,383,000    10,383,000
                                                            ---------   -------    -----------    -----------   -----------
Balance, September 30, 2002.............................    4,075,000   $41,000    $10,247,000    $23,273,000   $33,561,000
                                                            =========   =======    ===========    ===========   ===========





                  See notes to consolidated financial statements

                      ASTA FUNDING, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS



                                                                                              Year Ended September 30,
                                                                                    -------------------------------------------
                                                                                        2002            2001           2000
                                                                                    ------------    ------------   ------------
Cash flows from operating activities:
 Net income.....................................................................    $ 10,383,000    $  8,591,000   $  5,830,000
 Adjustments to reconcile net income to net cash provided by operating activities:
   Depreciation.................................................................          94,000         105,000        133,000
   Provisions for losses........................................................         950,000         450,000      3,954,000
   Deferred income taxes........................................................          85,000       1,270,000     (1,010,000)
   Expenses advanced by affiliate...............................................                                         15,000
   Issuance of common stock for services rendered...............................         251,000
   Changes in:
    Restricted cash and cash equivalents........................................                          (2,000)        (2,000)
    Repossessed automobiles held for sale.......................................         104,000          84,000        379,000
    Income taxes receivable.....................................................         596,000        (596,000)
    Other assets................................................................        (577,000)        107,000        374,000
    Income taxes payable........................................................       1,493,000      (4,277,000)     3,614,000
    Other liabilities...........................................................       1,538,000         337,000        477,000
                                                                                    ------------    ------------   ------------
     Net cash provided by operating activities..................................      14,917,000       6,069,000     13,764,000
                                                                                    ------------    ------------   ------------
Cash flows from investing activities:
 Auto loan principal payments collected.........................................         758,000       2,205,000      4,689,000
 Finance receivables principal payments collected...............................         693,000
 Purchase of consumer receivables acquired for liquidation......................     (36,557,000)    (65,120,000)    (1,442,000)
 Principal payments received from sale or collection of consumer receivables
  acquired for liquidation......................................................      44,262,000      25,703,000     13,325,000
 Capital expenditures...........................................................        (289,000)        (99,000)      (115,000)
 Payments on notes receivable...................................................                                     (2,114,000)
 Purchase of finance receivables................................................                      (2,549,000)      (687,000)
                                                                                    ------------    ------------   ------------
     Net cash provided by (used in) investing activities........................       8,867,000     (39,860,000)    13,656,000
                                                                                    ------------    ------------   ------------
Cash flows from financing activities:
 Repayments of advances to affiliate............................................         (10,000)       (806,000)    (1,672,000)
 Repayments under lines of credit...............................................                                     (5,422,000)
 Proceeds from notes payable....................................................      33,443,000      50,678,000
 Repayments of notes payable....................................................     (60,939,000)    (21,012,000)   (10,636,000)
 Proceeds from exercise of options and warrants.................................         246,000         132,000         18,000
                                                                                    ------------    ------------   ------------
     Net cash (used in) provided by financing activities........................     (27,260,000)     28,992,000    (17,712,000)
                                                                                    ------------    ------------   ------------
Net (decrease) increase in cash and cash equivalents............................      (3,476,000)     (4,799,000)     9,708,000
Cash and cash equivalents at beginning of year..................................       5,689,000      10,488,000        780,000
                                                                                    ------------    ------------   ------------
Cash and cash equivalents at end of year........................................    $  2,213,000    $  5,689,000   $ 10,488,000
                                                                                    ============    ============   ============
Supplemental disclosure of cash flow information:
 Cash paid for:
    Interest....................................................................    $  2,010,000    $    715,000   $    365,000
    Income taxes................................................................    $  4,771,000    $  4,525,000   $    344,000


                  See notes to consolidated financial statements

                      ASTA FUNDING, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                       SEPTEMBER 30, 2002, 2001 and 2000

Note A - The Company and its Significant Accounting Policies

1. The Company

   Asta Funding, Inc. and its wholly-owned subsidiaries (the "Company") is primarily in the business of purchasing and liquidating performing and nonperforming consumer loans and purchasing and collecting factored receivables. Additionally, the Company is liquidating previously purchased automobile loans receivables.

2. Principles of Consolidation

   The consolidated financial statements include the accounts of Asta Funding, Inc. and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

3. Cash and Cash Equivalents

   The Company considers all highly liquid investments with a maturity of three months or less at the date of purchase to be cash equivalents.

   The Company maintains cash balances in various financial institutions. Management periodically evaluates the creditworthiness of such institutions.

4. Income Recognition

   The Company recognizes income on performing and nonperforming consumer receivable portfolios, which are acquired for liquidation, using either the interest method or cost recovery method. Upon acquisition of a portfolio of receivables, management estimates the future anticipated cash flows and determines the allocation of payments based upon this estimate. If management can reasonably estimate the expected amount to be collected on a portfolio and can reasonably determine the timing of such payments based on historic experience and other factors, the interest method is used. If management cannot reasonably estimate the future cash flows, the cost recovery method is used.

   Under the interest method, income is recognized on the effective yield method based on the actual cash collected during a period and future estimated cash flows and timing of such collections and the portfolio's cost. The estimated future cash flows are reevaluated quarterly. Under the cost recovery method, no income is recognized until the cost of the portfolio has been fully recovered.

   Interest income from sub-prime automobile loans is recognized using the interest method. Accrual of interest income on loans receivable is suspended when a loan is contractually delinquent more than 60 days. The accrual is resumed when the loan becomes contractually current, and past due interest is recognized at that time. In addition, a detailed review of loans will cause earlier suspension if collection is doubtful.

5. Finance Receivables

   Finance receivables are factored accounts receivable primarily with full recourse.

6. Auto Loans Receivable

   Substantially all loans are at fixed rates of interest, collateralized by automobiles, and have remaining maturities of 1 year or less. Each automobile loan provides for full amortization; equal monthly payments and can be fully prepaid by the borrower at any time without penalty. The Company purchased the loans from dealers at a discount from the amount financed under the contract. Substantially all borrowers are located in the northeastern and mid-atlantic states.

                      ASTA FUNDING, INC. AND SUBSIDIARIES

                       SEPTEMBER 30, 2002, 2001 and 2000
Note A - The Company and its Significant Accounting Policies -- (Continued)

7. Furniture and Equipment

   Furniture and equipment is stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the assets (5 to 7 years).

8. Credit Losses

   Provisions for credit losses are charged to operations in amounts sufficient to maintain the allowance at a level considered adequate to cover the losses of principal in the existing portfolio. The Company's charge-off policy is based on an account-by-account review of finance receivables and loans receivable. Such receivables are charged-off when management deems them to be uncollectible.

9. Repossessed Automobiles Held for Sale

   Upon foreclosure of the loan, the Company records repossessed automobiles at the lower of the loan balance or estimated fair value of the automobile.

   After foreclosure, valuations are periodically performed by management and the carrying value of the automobiles are adjusted to the lower of cost recorded upon repossession or estimated fair value.

10. Income Taxes

   Deferred federal and state taxes arise from temporary differences resulting primarily from the provision for credit losses and funds deposited in accounts for loans sold being reported for financial accounting and tax purposes in different periods.

11. Net Income Per Share

   Basic per share data is determined by dividing net income by the weighted average shares outstanding during the period. Diluted per share data is computed by dividing net income by the weighted average shares outstanding, assuming all dilutive potential common shares were issued. With respect to the assumed proceeds from the exercise of dilutive options, the treasury stock method is calculated using the average market price for the period.

   The following table presents the computation of basic and diluted per share data for the years ended September 30, 2002, 2001 and 2000:


                                  2002                                   2001                                   2000
                  ------------------------------------   -----------------------------------    -----------------------------------
                                 Weighted                              Weighted                               Weighted
                                 Average     Per Share                  Average    Per Share                   Average    Per Share
                  Net Income      Shares      Amount     Net Income     Shares       Amount     Net Income     Shares       Amount
                  -----------   ---------    ---------   ----------    ---------   ---------    ----------    ---------   ---------
Basic.........    $10,383,000   4,039,000      $2.57     $8,591,000    3,971,000     $2.16       5,830,000    3,946,000     $1.48
                                               =====                                 =====                                  =====
Effect of
  dilutive
  stock
  options.....                    316,000                                205,000                                126,000
                  -----------   ---------      -----     ----------    ---------     -----      ----------    ---------     -----
Diluted.......    $10,383,000   4,355,000      $2.38     $8,591,000    4,176,000     $2.06      $5,830,000    4,072,000     $1.43
                  ===========   =========      =====     ==========    =========     =====      ==========    =========     =====


   During the year ended September 30, 2002, options to purchase 84,500 shares were outstanding but not included in the EPS calculation because they were antidilutive. All outstanding options were included in the EPS calculation for the year ended September 30, 2001.

                      ASTA FUNDING, INC. AND SUBSIDIARIES

                       SEPTEMBER 30, 2002, 2001 and 2000

Note A - The Company and its Significant Accounting Policies -- (Continued)


   During the year ended September 30, 2000, options to purchase 196,630 shares were outstanding but not included in the EPS calculation because they were antidilutive.

12. Use of Estimates

   The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

13. Stock-based Compensation

   Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") allows companies to either expense the estimated fair value of stock options or to follow the intrinsic value method set forth in APB Opinion 25, "Accounting for Stock Issued to Employees" ("APB 25") but disclose the pro forma effects on net income had the fair value of the options been expensed. The Company has elected to continue to apply APB 25 in accounting for its stock option incentive plans.

Note B - Consumer Receivables Acquired for Liquidation

   During the year ended September 30, 2002, the Company applied the interest method on portfolios with carrying values aggregating $32,797,000 and the cost recovery method on portfolios with carrying values aggregating $3,282,000.

Note C - Allowances for Credit Losses

   Changes in the allowances for credit losses relating to the auto loans receivable and finance receivables consisted of the following:


                                                                            2002                         2001
                                                                  -------------------------    -------------------------
                                                                  Auto Loans      Finance      Auto Loans      Finance
                                                                 Receivable*    Receivables    Receivable*   Receivables
                                                                 -----------    -----------    -----------   -----------
   Balance, beginning of year.................................    $ 226,000     $   150,000     $ 611,000      $ 75,000
   Provisions.................................................                      950,000       100,000        75,000
   Charge-offs................................................     (161,000)     (1,042,000)     (519,000)
   Recoveries.................................................       38,000                        34,000
                                                                  ---------     -----------     ---------      --------
   Balance, end of year.......................................    $ 103,000     $    58,000     $ 226,000      $150,000
                                                                  =========     ===========     =========      ========

---------------
*   Includes repossessed automobiles

                      ASTA FUNDING, INC. AND SUBSIDIARIES

                       SEPTEMBER 30, 2002, 2001 and 2000

Note D - Furniture and Equipment

   Furniture and equipment as of September 30, 2002 and 2001 consist of the following:


                                                               2002       2001
                                                             --------   --------
   Furniture.............................................    $293,000   $108,000
   Equipment.............................................     631,000    527,000
                                                             --------   --------
                                                              924,000    635,000
   Less accumulated depreciation.........................     579,000    485,000
                                                             --------   --------
   Balance, end of period................................    $345,000   $150,000
                                                             ========   ========


   Depreciation expense for the years ended September 30, 2002, 2001 and 2000 aggregated $94,000, $105,000 and $133,000, respectively.

Note E - Restricted Cash

   In connection with the sale of loans in 1997, the Company was required to deposit funds into separate cash accounts with trustees for possible interest adjustments due to borrowers prepaying the loans.

Note F - Debt

   In January 2001, a bank advanced $10,000,000 under a line of credit with interest at the prime rate (4.75% at September 30, 2002). The credit line is collateralized by portfolios of consumer receivables acquired for liquidation and contains customary financial and other covenants that must be maintained in order to borrow funds. On November 15, 2001, the line of credit, which expires November 30, 2002, was increased to $20,000,000. As of September 30, 2002, $2,172,000 was outstanding and the Company was in compliance with all of the covenants under this line of credit.

   In August 2001, an investment banking firm provided $29,905,000 in exchange for a note payable with interest at LIBOR plus 2% and the right to receive 50% of subsequent collections, net of expenses, from the portfolio collateralizing the obligation, once the note and advances by another of the Company's subsidiaries have been repaid. As of September 30, 2002, the outstanding balance of the note was paid in full. In December 2001, the Company purchased one-half of the right to receive subsequent collections for $1,500,000 and a third party purchased the other one-half for $1,500,000.

Note G - Other Liabilities

   Other liabilities as of September 30, 2002 and 2001 are as follows:


                                                            2002         2001
                                                         ----------   ----------
   Reserve for consumer receivables sold.............    $  498,000   $  895,000
   Accounts payable..................................     1,191,000      696,000
   Accrued interest..................................     1,928,000      295,000
   Other.............................................       392,000      584,000
                                                         ----------   ----------
   Total other liabilities                               $4,009,000   $2,470,000
                                                         ==========   ==========


Note H - Income Taxes

   The significant component of the Company's deferred tax assets as of September 30, 2002 and 2001 is the allowance for credit losses.

                      ASTA FUNDING, INC. AND SUBSIDIARIES

                       SEPTEMBER 30, 2002, 2001 and 2000

Note H - Income Taxes -- (Continued)

   The components of the provision for income taxes for the years ended September 30, 2002, 2001 and 2000 are as follows:


                                                    2002         2001          2000
                                                 ----------   ----------    ----------
   Current:
    Federal..................................    $5,277,000   $3,463,000    $3,854,000
    State....................................     1,543,000    1,010,000       981,000
                                                 ----------   ----------    ----------
                                                  6,820,000    4,473,000     4,835,000
                                                 ----------   ----------    ----------

                                                   2002         2001          2000
                                                ----------   ----------    -----------
   Deferred:
    Federal.................................        65,000      985,000       (850,000)
    State...................................        20,000      285,000       (160,000)
                                                ----------   ----------    -----------
                                                    85,000    1,270,000     (1,010,000)
                                                ----------   ----------    -----------
   Provision for income taxes...............    $6,905,000   $5,743,000    $ 3,825,000
                                                ==========   ==========    ===========

   The difference between the statutory federal income tax rate on the Company's pre-tax income and the Company's effective income tax rate is summarized as follows:

                                                                  2002    2001   2000
                                                                  ----    ----   ----
   Statutory federal income tax rate ..........................   35.0%   35.0%  34.0%
   State income tax, net of federal benefit ...................    5.8     6.0    5.6
   Other ......................................................   (0.9)   (0.9)
                                                                  ----    ----   ----
   Effective income tax rate ..................................   39.9%   40.1%  39.6%
                                                                  ====    ====   ====

Note I - Operating Leases

   The Company leases its facilities under an operating lease through July 2005. Effective February 2003, the annual operating lease payment increases are adjusted based on the lesser of the change in the Consumer Price Index or 3% fixed. The future minimum lease payments are as follows:

                                                                Twelve Months
                                                            Ending September 30,
                                                            --------------------
   2003 .................................................          135,000
   2004 .................................................          140,000
   2005 .................................................          120,000
                                                                  --------
                                                                  $395,000
                                                                  ========

   Rent expense for the years ended September 30, 2002, 2001 and 2000 was approximately $161,000 $159,000 and $119,000, respectively.

Note J - Related Party Transactions

   During the year ended September 30, 2001, an affiliate, owned by officers of the Company, advanced funds to the Company with interest at 12 percent per annum, aggregating $57,000.

                      ASTA FUNDING, INC. AND SUBSIDIARIES

                       SEPTEMBER 30, 2002, 2001 and 2000

Note K - Stock Option Plans

 1995 Stock Option Plan

   The Company has a stock option plan under which 885,000 shares of common stock are reserved for issuance upon exercise of either incentive or nonincentive stock options, which may be granted from time to time by the Board of Directors to employees and others. The Board of Directors determines the option price (not to be less than fair market value for incentive options) at the date of grant. The options have a maximum term of 10 years and outstanding options expire from November 2005 through May 2012. As of September 30, 2002, 785,500 shares of common stock are reserved for the issuance under the stock option plan.

 2002 Stock Option Plan

   During May 2002, the Company approved a new stock option plan under which 500,000 shares of common stock are reserved for issuance upon the exercise of either incentive or nonincentive stock options, which may be granted from time to time by the Board of Directors to employees and others. The Board of Directors determines the option price (not to be less than fair market value for incentive options) at the date of grant. The options have a maximum term of 10 years. No options were granted under the new plan during 2002.

   The Company applies APB 25 and related interpretations in accounting for its employee stock option incentive plans and, accordingly, recognizes compensation expense for the difference between the fair value of the underlying common stock and the exercise price of the option at the date of grant. Had compensation cost for the Company's stock option plans been determined based upon the fair value at the grant date for awards under the plans consistent with the methodology prescribed under SFAS No. 123, the Company's proforma net income, net income per share and diluted net income per share for 2002 would have been approximately $9,568,000, $2.45 and $2.27, respectively, 2001 would have been approximately $8,351,000, $2.10 and $2.00, respectively and 2000 would have been $5,781,000, $2.16 and $2.06, respectively. This is not necessarily indicative of future results of operations, due to among other reasons, vesting provisions and future stock option grants. The weighted average fair value of the options granted during 2002, 2001 and 2000 were $10.99, $5.90 and $5.01 per share on the dates of grant, respectively, using the Black-Scholes option pricing model with the following assumptions: dividend yield 0%, volatility 78% (2002), 105% (2001), and 119% (2000), expected life 10 years, risk free interest rate of 5.0% in 2002, 4.9% in 2001, and 5.9% in 2000.

   The following table summarizes stock option transactions under the plans:


                                                                              Year Ended September 30,
                                                           --------------------------------------------------------------
                                                                  2002                  2001                  2000
                                                           ------------------    ------------------    ------------------
                                                                     Weighted              Weighted              Weighted
                                                                     Average                Average               Average
                                                                     Exercise              Exercise              Exercise
                                                           Shares     Price      Shares      Price     Shares      Price
                                                          -------    --------   -------    --------    -------   --------
Outstanding options at the beginning of year ..........   578,833     $ 4.44    584,500      $4.27     391,500     $3.70
Options granted .......................................    87,500      12.98     32,500       6.38     206,000      5.19
Options cancelled .....................................   (60,500)      5.30                            (3,000)     1.63
Options exercised .....................................   (51,333)      4.75    (38,167)      3.44     (10,000)     1.75
                                                          -------     ------    -------      -----     -------     -----
Outstanding options at the end of year ................   554,500     $ 5.73    578,833      $4.44     584,500     $4.27
                                                          =======     ======    =======      =====     =======     =====
Exercisable options at the end of year ................   420,838     $ 4.96    410,499      $4.03     340,166     $4.01
                                                          =======     ======    =======      =====     =======     =====

                      ASTA FUNDING, INC. AND SUBSIDIARIES

                       SEPTEMBER 30, 2002, 2001 and 2000

Note K - Stock Option Plans -- (Continued)


   The following table summarizes information about the Plans outstanding options as of September 30, 2002:


                                                          Options Outstanding                Options Exercisable
                                               -----------------------------------------    ----------------------
                                                                 Weighted
                                                                 Average        Weighted                  Weighted
                                                                Remaining        Average                   Average
Range of Exercise Price                          Number        Contractual      Exercise      Number      Exercise
  -----------------------                      Outstanding   Life (in Years)      Price     Exercisable     Price
                                               -----------   ---------------    --------    -----------   --------
$1.625 - $1.75.............................      111,833           6.67          $ 1.63       111,833      $ 1.63
$4.50 - $6.375.............................      358,167           6.37            5.19       272,169        5.10
$11.92 - $14.05............................       84,500           9.49           13.45        36,836       14.05
                                                 -------                                      -------
                                                 554,500           6.90          $ 5.73       420,838      $ 4.96
                                                 =======                                      =======


Note L - Stockholders' Equity

   In May 2002, in conjunction with the approval of the 2002 Stock Option Plan, the Board of Directors approved an amendment to the Company's Certificate of Incorporation increasing the number of authorized shares of common stock from 10,000,000 shares to 30,000,000 shares and to create a new class of preferred stock, $.01 par value per share, consisting of 5,000,000 shares.

   In July 2002, the Company issued 28,000 shares of common stock with a market value of $9.00 per share for consulting services rendered during the course of the year.

Note M - Retirement Plan

   The Company maintains a 401(k) Retirement Plan covering all of its eligible employees. Matching contributions to the plan are made at the discretion of the Board of Directors each plan year. Contributions for the year ended September 30, 2002 and 2001 were $27,000 and $15,000, respectively.

Note N - Fair Value of Financial Instruments

   Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Values of Financial Instruments" ("SFAS 107") requires disclosure of fair value information about financial instruments, whether or not recognized on the balance sheet, for which it is practicable to estimate that value. Because no market exists for certain of the Company's assets and liabilities, fair value estimates are based upon judgments regarding credit risk, investor expectation of economic conditions, normal cost of administration and other risk characteristics, including interest rate and prepayment risk. These estimates are subjective in nature and involve uncertainties and matters of judgment, which significantly affect the estimates.

   Fair value estimates are based on existing balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. The tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on the fair value estimates and have not been considered in the estimates.

                      ASTA FUNDING, INC. AND SUBSIDIARIES

                       SEPTEMBER 30, 2002, 2001 and 2000

Note N - Fair Value of Financial Instruments -- (Continued)


   The following summarizes the information as of September 30, 2002 and 2001 about the fair value of the financial instruments recorded on the Company's financial statements in accordance with SFAS 107:


                                                                                       2002                         2001
                                                                             -------------------------    -------------------------
                                                                              Carrying         Fair        Carrying         Fair
                                                                               Value          Value          Value         Value
                                                                            -----------    -----------    -----------   -----------
Cash, restricted cash and and cash equivalents ..........................   $ 2,267,000    $ 2,267,000    $ 5,742,000   $ 5,742,000
Consumer receivables acquired for liquidation ...........................    36,079,000     45,099,000     43,784,000    65,676,000
Auto Loans receivable ...................................................        29,000         29,000        786,000     1,050,000
Finance receivable ......................................................     1,443,000      1,443,000      3,086,000     3,839,000
Advances under lines of credit, notes payable and due to affiliates .....     2,172,000      2,172,000     29,676,000    29,676,000


   The methodology and assumptions utilized to estimate the fair value of the Company's financial instruments are as follows:

     --   Cash, restricted cash and cash equivalents:

     --   The carrying amount approximates fair value.

     --   Consumer receivables acquired for liquidation:

     -- The Company has estimated the fair value based on the present value of expected future cash flows.

     --   Auto loans receivable and finance receivables:

     -- The Company has estimated the fair value based on the present value of expected future cash flows.

     --   Advances under lines of credit, notes payable and due to affiliates:

     -- Since these are primarily variable rate and short-term, the carrying amounts approximate fair value.

Note O - Summarized Quarterly Data (unaudited)


                                                     First         Second         Third        Fourth         Full
2002                                                Quarter       Quarter        Quarter      Quarter         Year
                                                   ----------   -----------    ----------    ----------   -----------
Total revenue..................................    $8,402,000   $10,382,000    $8,800,000    $8,428,000   $36,012,000
Income before provision for income taxes.......     3,825,000     4,412,000     4,538,000     4,513,000    17,288,000
Net income.....................................     2,296,000     2,634,000     2,716,000     2,737,000    10,383,000
Basic net income per share.....................         $0.57         $0.65         $0.67         $0.68         $2.57
Diluted net income per share...................         $0.53         $0.59         $0.61         $0.63         $2.38



                                                     First         Second         Third        Fourth         Full
2001                                                Quarter       Quarter        Quarter      Quarter         Year
                                                   ----------   -----------    ----------    ----------   -----------
Total revenue..................................    $4,134,000   $ 6,116,000    $6,720,000    $7,144,000   $24,114,000
Income before provision for income taxes.......     2,934,000     3,691,000     4,570,000     3,139,000    14,334,000
Net income.....................................     1,754,000     2,221,000     2,435,000     2,191,000     8,591,000
Basic net income per share.....................         $0.44         $0.56         $0.61         $0.55         $2.16
Diluted net income per share...................         $0.43         $0.54         $0.58         $0.52         $2.06

                      ASTA FUNDING, INC. AND SUBSIDIARIES

                       SEPTEMBER 30, 2002, 2001 and 2000


Note P - Subsequent Events

[1] On November 25, 2002, the Company obtained an extension of the expiration date of its line of credit to December 31, 2003 while it negotiates a new credit facility. There are no borrowings currently outstanding under the line of credit.

[2] On November 25, 2002, the Company sold substantially all of its finance receivables for their carrying value.

===============================================================================






                                2,500,000 Shares



                           [ASTA FUNDING, INC. LOGO]



                                  Common Stock





                            ------------------------

                                   PROSPECTUS

                            ------------------------





                                 June 27, 2003



                              Joint Lead Managers



RYAN BECK & CO.                                        BREAN MURRAY & CO., INC.






===============================================================================